Exhibit 99.2

Progressive Waste Solutions Ltd.

MD&A for the year ended December 31, 2012

Disclaimer

This Management Discussion and Analysis (“MD&A”) contains forward-looking statements and forward-looking information.  Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events.  These statements can generally be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “will,” “should,” “would,” or variations of such words and other similar words.  Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions.  These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  Numerous factors could cause our actual results to differ materially from those expressed or implied in these forward-looking statements.  We cannot assure you that any of our expectations, estimates or projections will be achieved.

Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of this MD&A.  We caution that the list of factors is illustrative and by no means exhaustive.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this MD&A are qualified by these cautionary statements.  The forward-looking statements in this MD&A are made as of the date of this MD&A and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

Industry Overview

The North American non-hazardous solid waste management industry is a fragmented and competitive industry, requiring expertise, labour and capital resources.  Industry participants compete for collection accounts primarily on the basis of quality of service and price and compete for transfer station and landfill volumes on the basis of tipping fees, geographic location and environmental practices.  The North American non-hazardous solid waste management industry has undergone significant consolidation and integration in both Canada and the United States (“U.S.”).  We believe that consolidation will continue as larger operators seek to achieve greater economies of scale and smaller operators exit the industry due to landfill closures brought about by regulatory changes, stringent environmental regulation and enforcement, and higher compliance and capital costs.

This industry comprises the collection, transportation, transfer, disposal and recycling of non-hazardous solid waste (“waste”) at landfills or other disposal facilities such as incineration or composting facilities. Non-hazardous solid waste includes commercial, industrial and residential waste, including household and yard waste.  Non-hazardous solid waste is solid waste that is not comprised of substances considered hazardous materials under any federal, provincial, state and/or local legislation or regulation applicable to the collection, transfer, disposal and/or recycling of solid waste.  The principal services offered in this industry are summarized below.

Collection.  Collection of waste is from commercial, industrial and residential customers.  Commercial collection typically involves the use of front-end and rear-end loader trucks to collect waste stored in steel bins that are usually supplied by the waste collection service provider.  Industrial waste collection typically involves the use of roll-off trucks to collect waste stored in large roll-off containers placed at manufacturing businesses or construction and demolition (“C&D”) sites. Residential waste collection involves the curbside collection of residential solid waste using rear-end and side-loader trucks. Residential waste collection services are provided by municipalities and companies that contract either with municipalities or directly with individual homeowners, homeowners’ associations, apartment building owners or similar groups.  Once collected, waste or recyclable material is transported to a transfer station or directly to a disposal or recycling facility.

Transfer Stations.  Transfer stations are facilities typically located near commercial, industrial and residential collection routes that are a distance from the ultimate disposal site.  Waste is received at the transfer station from collection trucks, sometimes sorted and then transferred in large volumes to landfills or other waste disposal or recycling facilities.  This consolidation reduces the costs associated with transporting the waste and may allow operators to obtain volume discounts on disposal rates at landfills and other disposal facilities.  Transfer stations also facilitate the efficient utilization of collection personnel and equipment by allowing them to focus on collection operations and spend less time traveling to disposal sites.  Transfer stations can handle waste received from commercial and residential collection operations and most industrial waste.  Some transfer stations are constructed to receive certain specialized waste, such as C&D debris.

Landfills.  Landfills are the primary waste disposal facility for all types of waste.  Landfills are designed, permitted, operated and closed in accordance with comprehensive federal, provincial, state and/or local regulations.  These regulations also dictate the type of waste that may be received by the landfill.  Landfill operations include excavation of earth, spreading and compacting of waste and covering of waste with earth or other inert material.

Recycling.  Recovery and recycling involve operations in which certain types of waste material, including wood, paper, cardboard, plastic, glass, aluminum and other metals, are sorted, processed and resold as recycled material.  After processing and sorting, purchasers generally pay a market price for recycled materials.  Waste for which there is no market is shipped to a disposal facility, typically a landfill.

Corporate Overview

As one of North America’s largest full-service waste management companies, we provide waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and in six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.

Our U.S. south and northeast segments, collectively our U.S. business, operate under the Progressive Waste Solutions, IESI and WSI brands and provide vertically integrated waste collection, recycling and disposal services in two geographic regions: the south, consisting of various service areas in Florida, Texas, Louisiana, Oklahoma, Arkansas, Mississippi, Missouri and Illinois, and the northeast, consisting of various service areas in New York, New Jersey, Pennsylvania, Maryland, Virginia and the District of Columbia.

Our Canadian business operates under the Progressive Waste Solutions, BFI Canada and WSI brand names.  We believe we are one of Canada’s two largest waste management companies providing vertically integrated waste collection, recycling and disposal services in the provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec.  Our Canadian business also provides disposal services in the province of Saskatchewan.

Our operating philosophy is focused on developing strong collection operations and substantial market share in dense, urban markets.  We believe that collection density provides us flexibility to pursue various strategies to drive revenue growth, margin expansion and cash flow generation.  Our collection operations are supported by our extensive asset footprint, which include transfer stations, landfills and material recovery facilities (“MRFs”).  The integration of our collection operations with our transfer and disposal assets enhances the operating leverage in our business model.  Our ability to internalize a significant portion of the waste we collect augments our margin profile and the positioning of our local market operations.  We focus on markets where we can implement our operational philosophy to optimize return on assets and invested capital and drive additional growth and profitability.

We benefit from our longstanding relationships with many of our commercial, industrial and residential customers, which provides a high degree of stability to our business.  The majority of our revenue from commercial and industrial customers is generated from contracts with typical durations of three-to-five years.  These contracts provide us with visible, recurring revenue and typically provide us with the ability to make annual indexed fee adjustments and the ability to pass through fuel, disposal, transportation and other surcharges to mitigate increasing expenses.  Many of our contracts with commercial and industrial customers automatically renew on expiry of their then current term.

We are highly focused on tracking productivity-based operating metrics and managing our business to optimize returns against our asset base.  We believe that improving asset utilization drives growth and profitability.

Introduction

The following is a discussion of our consolidated financial condition and results of operations for the year ended December 31, 2012 and has been prepared with all available information up to and including February 19, 2013.  All amounts are reported in U.S. dollars, unless otherwise stated, and have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”).  This discussion should be read in conjunction with our consolidated financial statements (“financial statements”), including notes thereto, and MD&A for the year ended December 31, 2011, both of which are filed on www.sec.gov and www.sedar.com.

Foreign Currency Exchange (“FX”) Rates

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

We have elected to report our financial results in accordance with U.S. GAAP and in U.S. dollars to improve the comparability of our financial results with our peers.  Reporting our financial results in U.S. dollars also reduces foreign currency fluctuations in our reported amounts because our complement of assets and operations are larger in the U.S. than they are in Canada.  However, we remain a legally domiciled Canadian entity and our functional currency is the Canadian dollar.  As a result, our financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars (“C$”) using the current rate method of accounting.  The resulting translation adjustments are included in other comprehensive income or loss.  Our consolidated Canadian dollar balance sheet is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the balance sheet date, while our consolidated Canadian dollar results of operations and cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period.  Translating the financial position, results of operations and cash flows of our U.S. business into Canadian dollars, our functional currency, and re-translating these amounts to U.S. dollars, our reporting currency, has no translation impact on our financial statements.  Accordingly, our U.S. results retain their original values when expressed in our reporting currency.  Translation adjustments are only included in the determination of net income or loss when we realize a reduction in the investment we hold in our foreign operations.

Our consolidated financial position and operating results have been translated to U.S. dollars applying FX rates outlined in the table below.  FX rates are expressed as the amount of U.S. dollars required to purchase one Canadian dollar and represent noon rates according to the Bank of Canada.

	2012			2011
	Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss		Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

March 31	$1.0009	$0.9988	$0.9988	$1.0290	$1.0142	$1.0142
June 30	$0.9813	$0.9899	$0.9943	$1.0370	$1.0334	$1.0237
September 30	$1.0166	$1.0052	$0.9979	$0.9626	$1.0202	$1.0225
December 31	$1.0051	$1.0088	$1.0006	$0.9833	$0.9774	$1.0109

FX Impact on Consolidated Results

The following table has been prepared to assist readers in assessing the FX impact on selected results for the year ended December 31, 2012.

	Year ended
	December 31, 2011	December 31, 2012	December 31, 2012	December 31, 2012	December 31, 2012
	(as reported)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative year)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$1,840,096	$64,582	$1,904,678	$(7,937)	$1,896,741
Operating expenses	1,094,067	65,120	1,159,187	(4,423)	1,154,764
Selling, general and administration	218,600	13,105	231,705	(965)	230,740
Restructuring expenses	1,609	(1,609)	—	—	—
Goodwill impairment	360,557	(360,557)	—	—	—
Amortization	257,066	18,127	275,193	(1,075)	274,118
Net gain on sale of capital assets	(3,412)	2,822	(590)	(2)	(592)
Operating (loss) income	(88,391)	327,574	239,183	(1,472)	237,711
Interest on long-term debt	62,086	(4,388)	57,698	(270)	57,428
Net foreign exchange (gain) loss	(73)	82	9	—	9
Net (gain) loss on financial instruments	(4,984)	6,714	1,730	(5)	1,725
Loss on extinguishment of debt	—	17,012	17,012	(88)	16,924
Other expense	872	(766)	106	(1)	105
(Loss) income before net income tax expense and net loss from equity accounted investee	(146,292)	308,920	162,628	(1,108)	161,520
Net income tax expense	49,748	17,752	67,500	(378)	67,122
Net loss from equity accounted investee	96	(55)	41	—	41
Net (loss) income	$(196,136)	$291,223	$95,087	$(730)	$94,357

Adjusted EBITDA(A)	$534,536	$(12,308)	$522,228	$(2,569)	$519,659
Adjusted operating income(A)	$280,882	$(33,257)	$247,625	$(1,492)	$246,133
Adjusted net income(A)	$135,003	$(21,003)	$114,000	$(813)	$113,187
Free cash flow(B)	$262,464	$(89,095)	$173,369	$(909)	$172,460

Review of Operations - For the year ended December 31, 2012

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Revenues

	Year ended
	December 31
	2012	2011	Change

Total	$1,896,741	$1,840,096	$56,645

Canada	$776,814	$757,594	$19,220
U.S. south	$780,331	$723,315	$57,016
U.S. northeast	$339,596	$359,187	$(19,591)

Gross revenue by service type

	Year ended December 31, 2012				Year ended December 31, 2011
	Canada - stated in thousands of C$	Canada - percent- age of revenues	U.S.	U.S. - percent- age of revenues	Canada - stated in thousands of C$(*)	Canada - percent- age of revenues	U.S.(*)	U.S. - percent- age of revenues

Commercial	$308,715	39.8	$356,804	31.9	$297,110	39.6	$338,275	31.2
Industrial	141,027	18.2	195,236	17.4	141,232	18.8	190,492	17.6
Residential	150,603	19.4	290,026	25.9	135,722	18.1	257,960	23.8
Transfer and disposal	236,425	30.5	404,348	36.1	223,765	29.9	425,668	39.3
Recycling	31,314	4.0	34,010	3.0	40,546	5.4	34,267	3.2
Other	22,875	2.9	3,577	0.3	18,462	2.5	3,283	0.3
Gross revenues	890,959	114.8	1,284,001	114.6	856,837	114.3	1,249,945	115.4

Intercompany	(114,639)	(14.8)	(164,074)	(14.6)	(107,381)	(14.3)	(167,443)	(15.4)
Revenues	$776,320	100.0	$1,119,927	100.0	$749,456	100.0	$1,082,502	100.0

Note:

(*)Prior year amounts have been adjusted to conform to the current year’s presentation.

Revenue growth or decline components — expressed in percentages and excluding FX

	Year ended December 31, 2012(**)			Year ended December 31, 2011(**)
	Canada	U.S.	Consolidated	Canada	U.S.	Consolidated

Price
Core price(*)	2.1	1.0	1.4	2.4	0.8	1.4
Fuel surcharges	0.3	0.5	0.4	1.1	1.1	1.1
Recycling and other(*)	(1.6)	(1.7)	(1.6)	0.3	0.4	0.4
Total price growth (decline)	0.8	(0.2)	0.2	3.8	2.3	2.9

Volume	(0.9)	(1.4)	(1.2)	1.2	0.2	0.6
Total organic revenue (decline) growth	(0.1)	(1.6)	(1.0)	5.0	2.5	3.5

Acquisitions	3.7	5.1	4.5	0.7	9.8	6.0
Total revenue growth	3.6	3.5	3.5	5.7	12.3	9.5

Note:

(*)Prior year amounts have been adjusted to conform to the current year’s presentation.

(**)Component percentages for 2012 have been presented on a reportable revenue basis, while component percentages for 2011 have been presented on a gross revenue basis.  In addition, component percentages for 2011 have been prepared as if Waste Services, Inc.’s results for the year ended December 31, 2010 included their results for the period from January 1 to June 30, 2010.  Readers are reminded that Waste Services, Inc. was acquired in July 2010.

Year ended

On a consolidated basis, revenues grew approximately $56,600, partially offset by FX, approximately $7,900.  Acquisitions were the primary contributor to consolidated revenue growth year-over-year.  In the current year, we completed 19 acquisitions which included eight in our U.S. south segment and six and five in our Canadian and U.S. northeast segments, respectively.  These acquisitions were of the “tuck-in” variety which we folded into our existing operations.  The second most significant contribution to revenue growth came from core pricing which increased year-over-year in every business line.  Pricing growth was strongest in our collection lines of business and most pronounced in our commercial and residential service offerings.  Consolidated volumes were down year-over-year on lower transfer and disposal volumes.  On a comparative basis, our U.S. northeast segment had to compete with excess disposal capacity, lower special waste volumes, lower overall disposal volumes and stagnant economic growth in the region.  On balance, however, core pricing gains exceeded volume shortfalls year-to-year.  Recycled commodity pricing was the largest single headwind to consolidated revenue growth year-over-year.  Recycled commodity pricing declines began in the fourth quarter of the prior year, and moved lower throughout most of 2012.  Finally, marginally higher fuel surcharges contributed to the comparative growth in revenues resulting from the pass through of slightly higher fuel prices.

On a regional basis, revenues in Canada grew approximately C$26,900 over last year.  Acquisitions and core price growth across all service lines were the primary drivers of revenue growth on a comparative basis.  Volumes were down on lower transfer station and industrial collection volumes.  Industrial collection volumes were soft in the central portion of our Canadian segment, due primarily to a more modest economic environment compared to the prior year.  The temporary closure of a transfer station facility in central Canada resulting from our investment in its revitalization was the primary contributor to the decline in transfer station volumes.  Our investment in this facility positions us for future growth, internalization and the opportunity to find greater efficiencies in these operations.  We also lost a commercial municipal contract in western Canada which also impacted volume growth.  While we had some challenges specific to comparative volume gains year-over-year, pricing growth and higher landfill volumes outpaced the comparative volume shortfall in certain collection lines.  As noted above in the consolidated discussion, recycled commodity pricing was a significant headwind for our Canadian segment and fuel surcharges were essentially flat year-over-year having no meaningful impact on revenues comparatively.

In our U.S. south segment we realized revenue growth of approximately $57,000.  Acquisitions, core pricing, volume growth and higher fuel surcharges all contributed to higher revenues this year compared to last.  While revenue growth was primarily the result of contributions from acquisitions, we recognized core pricing growth in all business lines.  A combination of higher commercial and residential collection pricing was the primary catalyst for pricing improvements.  Volume gains represent a mix of industrial and residential collection volume improvements partially offset by lower transfer and landfill volumes.  Lower transfer and landfill volumes, including special waste volumes, were primarily concentrated in our Florida operations and reflect competitive pressures for volumes, compounded by a low economic growth environment.  Lower recycled commodity pricing was a drag on this segment’s revenue growth year-to-year as well.

Revenues in our U.S. northeast declined approximately ($19,600) year-over-year.  Not only were lower recycled commodity prices a significant contributor to lower revenues year-to-year, but lower transfer station and landfill volumes, including special waste volumes, and lower industrial collection volumes also contributed to the decline.  Economic softness continues to constrain available waste volumes in this region and excess disposal capacity is also fostering price sensitivity at our landfills.  We continued to realize pricing improvements in our collection business lines and contributions to revenues from higher MRF volumes partially offset the aforementioned headwinds.  We continued to invest in this segment and completed five tuck-in acquisitions in the year.  We generated additional revenues from these acquisitions, and from the three acquisitions we completed in the prior year, which in total contributed an additional approximately $10,900 to revenues in the current year.  Marginally higher fuel costs were passed through to customers in this segment in the form of fuel surcharges.

Please refer to the Outlook section of this MD&A for additional discussion of the economic trends affecting revenues, our strategy and our operations.

Operating expenses

	Year ended
	December 31
	2012	2011	Change

Operating expenses	$1,154,764	$1,094,067	$60,697

Canada	$432,975	$415,497	$17,478
U.S. south	$485,184	$439,700	$45,484
U.S. northeast	$236,605	$238,870	$(2,265)

Year ended

On a consolidated basis, higher disposal, subcontract, labour, vehicle repair, maintenance and operating costs all contributed to the increase in operating expense year-over-year.  Acquisitions completed in the current and prior years are the primary reasons for the operating cost increase.  Insurance and safety costs also increased year-over-year, which is due in part to acquisitions, but also from higher accident claims incurred in the central and western portions of our Canadian segment and in the central portion of our U.S. south segment.  Higher diesel fuel pricing also contributed to the comparative increase, albeit to a lesser extent.  Lower volumes in our U.S. northeast segment resulted in lower comparative disposal and transportation costs, which was a partial offset to the aforementioned increases.

On a consolidated basis, operating expense in the current year represented 60.9% of reportable revenues, an increase of approximately 140 basis points compared to the prior year.  Lower recycled commodity revenues and lower landfill and disposal revenues in our U.S. northeast segment, coupled with an increase in costs resulting from acquisition growth representing the acquisition of lower margin business, are the primary reasons for the comparative increase.  When we exclude the impact of lower recycled commodity pricing to normalize for its impact on the relationship between current year operating costs relative to reportable revenues, this metric improves by approximately 90 basis points to 60.0%.  Last year, operating costs represented 59.5% of reported revenues.

Operating costs in Canada were 55.7% of reported revenues for the year, compared to 54.8% last year.  Excluding lower recycled commodity pricing on the current year measure improves this relationship by approximately 80 basis points to 54.9%.  Acquisitions were the primary contributors to higher reported operating costs year-over-year.  The principal cost increases were disposal, subcontract, labour, safety and insurance claims and vehicle repair, maintenance and operating costs.  Higher diesel fuel pricing was a component of higher vehicle operating costs.

As a percentage of reported revenues, operating expenses in our U.S. south segment were 62.2% for the year, compared to 60.8% last year.  Excluding lower recycled commodity pricing improves this relationship by 80 basis points to 61.4% in the current year.  Productivity improvements in this segment were partially offset by lower special waste volumes, particularly in our Florida operations, coupled with the acquisition of several collection businesses that impacted the mix of revenues and margins.  While gains have been made organically, the increase in reported operating costs is due in large part to acquisitions, which contributed to higher disposal, labour and vehicle repair, maintenance and operating costs.  Higher diesel fuel pricing also contributed to the comparative increase.

As a percentage of revenues, operating expense in our U.S. northeast segment increased by approximately 320 basis points, of which 170 basis points is attributable to the decline in recycled commodity pricing.  A lower volume of higher margin disposal revenue is the primary reason for the balance of the percentage increase in operating costs relative to revenues.  Excess disposal capacity, stagnant economic growth and our decision to preserve price in this region are the primary reasons for the decline in disposal volumes and revenues.  Acquisitions also impacted the relationship between operating costs and revenues.  On a total dollar basis, operating costs declined on a comparative basis.  The decline is largely attributable to lower transportation and disposal costs resulting from a decline in waste volumes, including special waste volumes, received in this segment.

Selling, general and administration (“SG&A”)

	Year ended
	December 31
	2012	2011	Change

Total	$230,740	$218,600	$12,140

Canada	$65,378	$61,689	$3,689
U.S. south	$78,070	$72,186	$5,884
U.S. northeast	$31,465	$30,775	$690
Corporate	$55,827	$53,950	$1,877

Year ended

On a consolidated basis, SG&A expense increased by approximately $12,100 over the prior year.  Stock option recoveries recorded last year totaled approximately $6,800 compared to a current year recovery of approximately $100.  Lower current year stock option recoveries were offset by lower current year charges incurred in respect of executive and senior management succession costs.  In the current year, we announced the succession of our Chief Financial Officer (“CFO”), compared to the prior year when we announced the succession of our Chief Executive Officer (“CEO”).  In the current year, additional costs were incurred due to other senior management changes which are included in SG&A expense.  Current year charges for executive succession and other senior management changes were approximately $5,900 lower on a comparative basis.

Higher current period SG&A expense is due principally to acquisitions which contributed in excess of $11,300 to the increase year-over-year.  Retention awards for certain front line employees servicing residential contracts in Canada were also higher year-over-year due to these contracts concluding, approximately $700.  Severance expenses were also higher year-to-year, approximately $1,200, which includes severance costs incurred in respect of certain acquisitions completed in 2012.  Legal and legal settlement costs contributed approximately $600 to the increase.  In the current year, we benefited from lower long-term incentive plan (“LTIP”) expense resulting from a change to our plan for certain participants.  These changes allow us to recognize LTIP expense for these plan participants over a period of three years and the payout of these amounts is tied to various performance measures and our Company’s share price.  Current year SG&A expense also benefited from a reduction in bonus accruals as a result of the Company’s current year performance.  These benefits, approximately $7,800, were mostly offset by net new hires and year-to-year salary increases.

From a segment perspective, higher SG&A expense in Canada is attributable to acquisitions, organic growth, retention awards and severance, partially offset by lower bonus accruals.  SG&A expense in our U.S. south segment also benefited from lower bonus accruals year-over-year, but, in total, expenses were higher as a result of acquisition and organic growth.  Our U.S. northeast segment realized a similar change, where lower bonus accruals were offset by additional costs from acquisition related growth.  From a corporate perspective, corporate SG&A expense increased comparatively.  As outlined above, higher stock option expenses and legal and legal settlement costs were offset by lower costs incurred for executive and senior management succession.  Higher costs for net new hires and general salary increases were offset by lower LTIP expense and lower bonus accruals.

As a percentage of revenues, adjusted SG&A expense is 11.7% versus 11.5% last year.  The year-over-year deterioration is due to the weaker performance of our U.S. northeast segment and the impact on revenues of a decline in recycled commodity pricing.

Restructuring expenses

	Year ended
	December 31
	2012	2011	Change

Total	$—	$1,609	$(1,609)

Canada	$—	$—	$—
U.S. south	$—	$—	$—
U.S. northeast	$—	$—	$—
Corporate	$—	$1,609	$(1,609)

Year ended

For 2011, restructuring expenses represented costs incurred to integrate Waste Services, Inc. (“WSI”) into our pre-existing business.  Restructuring expenses included costs to integrate various operating locations, exit certain lease agreements and also included employee severance costs.  Restructuring expenses were classified as a corporate expense.

Goodwill impairment

	Year ended
	December 31
	2012	2011	Change

Total	$—	$360,557	$(360,557)

Canada	$—	$—	$—
U.S. south	$—	$—	$—
U.S. northeast	$—	$360,557	$(360,557)
Corporate	$—	$—	$—

Year ended

As a result of continuing economic weakness in our U.S. northeast segment coupled with a competitive environment for constrained volumes, our 2011 step one test for goodwill impairment concluded that the carrying amount of the U.S. northeast reporting unit was in excess of its fair value.  Accordingly, we conducted step two of the goodwill impairment test which compared the implied fair value of the reporting units’ goodwill with the carrying amount of that goodwill.  The resulting impairment loss amounted to approximately $360,600.

Amortization

	Year ended
	December 31
	2012	2011	Change

Total	$274,118	$257,066	$17,052

Canada	$103,112	$100,516	$2,596
U.S. south	$110,172	$99,126	$11,046
U.S. northeast	$57,501	$54,041	$3,460
Corporate	$3,333	$3,383	$(50)

Year ended

For the year ended December 31, 2012 amortization expense increased.  Intangible, capital and landfill asset amortization were each higher than last year.  The increase in intangible and capital amortization is due in large part to acquisitions and to a lesser extent higher infrastructure spending.  Higher landfill asset amortization is due to lower cash flow revisions in estimates in the current year compared to last.  In each of 2012 and 2011, cash flow revisions in estimates resulted in a recovery and therefore reduced landfill amortization expense.  By comparison, prior year recoveries totaled approximately $9,800 versus $1,600 in the current year.  Lower landfill volumes in the current year, which were most notable in our U.S. northeast segment and our Florida operations in our U.S. south segment, partially offset the increase resulting from lower recoveries attributable to cash flow revisions in estimates.

Net gain on sale of capital assets

	Year ended
	December 31
	2012	2011	Change

Total	$(592)	$(3,412)	$2,820

Canada	$198	$(640)	$838
U.S.	$(790)	$(2,772)	$1,982
Corporate	$—	$—	$—

Year ended

In the prior year we disposed of certain redundant infrastructure capital in Canada and the U.S. south which resulted in higher prior year gains on the sale of capital.

The balance of the remaining net gain in each year reflects our normal course disposal of assets, which are neither significant individually or in aggregate.

Interest on long-term debt

	Year ended
	December 31
	2012	2011	Change

Total	$57,428	$62,086	$(4,658)

Year ended

In the current year, we benefited from pricing amendments completed in the third quarter of 2011 to our Sixth Amended and Restated Credit Facility Agreement (the “Canadian facility”) and our Amended and Restated Senior Secured Revolving Credit Facility (the “U.S. facility”).  These pricing amendments are the primary reasons for the declines in interest expense this year compared to last.  In the fourth quarter of 2012 we entered into $2,350,000 Credit Agreement (the “consolidated facility”) and concurrently repaid all outstanding indebtedness issued under our Canadian and U.S. facilities and our series B senior secured debenture.  While most of our drawings on the consolidated facility are from revolving advances, we also drew $500,000 under the senior secured term B facility (“term B facility”).  Drawings on the term B facility bear interest at a higher rate than interest borne on revolving advances.  Interest incurred on term B facility drawings was a partial offset to the current year benefit realized from pricing amendments noted above.  Additionally, acquisitions completed in the current year increased our overall borrowings year-over-year and was also a partial offset to favorable pricing amendments.

Higher long-term debt drawings in Canada are due to the Canadian operations funding all dividends and a portion of the total common shares repurchased under our normal course issuer bid.  Acquisitions in Canada also contributed to the increase in total long-term borrowings and while debt has risen year-over-year, the benefit of prior year pricing amendments outpaced the additional interest cost attributable to higher borrowings.

In the U.S., total long-term debt drawings increased year-over-year.  The increase is due to our U.S. business funding a portion of the common shares repurchased in the year and completing 13 acquisitions as well.  Pricing amendments on our U.S. facility partially offset the additional interest expense incurred to carry a higher debt load.

Please refer to the Liquidity and Capital Resources section of this MD&A for additional details regarding amendments to our Canadian and U.S. facilities.

Net foreign exchange loss (gain)

	Year ended
	December 31
	2012	2011	Change

Total	$9	$(73)	$82

Year ended

Foreign exchange gains or losses are typically incurred on the settlement of transactions conducted in a currency that is other than our Canadian and U.S. businesses functional currency.  Gains and losses are not attributable to one significant transaction or series of transactions in either year.

Net loss (gain) on financial instruments

	Year ended
	December 31
	2012	2011	Change

Total	$1,725	$(4,984)	$6,709

Year ended

The primary reason for the current year loss is due to fair value changes in interest rate swaps.  In conjunction with the repayment of our U.S. facility effective October 24, 2012, the designation of certain interest rate swaps as cash flow hedges ceased and hedge accounting was discontinued.  Accordingly, we recorded a loss on financial instruments as a result of this change.  By comparison, movements in interest rates between 2010 and 2011 resulted in us recognizing a substantial gain.  Foreign currency exchange hedges have also contributed to the higher current year loss.  In the prior year, the fair value attributable to foreign currency hedge agreements resulted in the recognition of a financial asset.  In the current year, the strengthening Canadian dollar relative its U.S. counterpart produced a financial liability at the end of the current year.  Fair value changes in fuel hedges due to movements in the price of diesel fuel partially offset the current year losses stemming from interest rate swaps and foreign currency hedge agreements.  At the end of the year, most of our financial assets and liabilities are not designated as hedges for accounting purposes.  Accordingly, fair value movements in these arrangements are recorded as gains or losses on financial instruments in our condensed consolidated statement of operations and comprehensive income or loss.

Loss on extinguishment of debt

	Year ended
	December 31
	2012	2011	Change

Total	$16,924	$—	$16,924

Year ended

Effective October 24, 2012, we entered into a consolidated facility and concurrently repaid all outstanding indebtedness issued under our pre-existing Canadian and U.S. facilities and our series B senior secured debenture.  Our review of this transaction led us to conclude that our modification of debt facilities was significant and accounting for our pre-existing debt as extinguished was appropriate.  Accordingly, we wrote-off deferred financing costs attributable to our Canadian and U.S. facilities and our series B senior secured debenture, approximately $11,700.  In addition, we incurred a “make whole” charge on the repayment of our series B senior secured debenture, approximately $5,200, which we also recorded to loss on extinguishment of debt.

Other expense

	Year ended
	December 31
	2012	2011	Change

Total	$105	$872	$(767)

Year ended

In the current and prior year, other expenses include the cost to retain certain management that we incurred in connection with certain acquisitions completed in prior years and special compensation expense for former WSI executives which was recognized over a two year service period.  In the prior year only, other expenses also included the full expense of amounts we previously expected to recognize over the contractual term of service for a former executive.

Net income tax expense

	Year ended
	December 31
	2012	2011	Change

Total	$67,122	$49,748	$17,374

Year ended

For the year ended December 31, 2012, net income tax expense in Canada was approximately $37,000, representing a comparative increase over the prior year period of approximately $800.  The change comprises an increase in current income tax expense totaling approximately $1,200 and a decline in deferred income tax expense of approximately $400.

For Canada, the increase in net income tax expense is due in large part to a one-time charge for a tax assessment that relates to a period when we operated as an income trust, approximately $1,100.  Excluding this one-time charge, income subject to tax in Canada was similar year-to-year.  Prior year expenses for CEO succession costs were almost equally matched by deductions for the write-off of deferred financing costs incurred in connection with the new consolidated lending facility.  The impact of lower recycled commodity pricing was principally offset by lower current year bonus and LTIP expense and contributions to current year results from acquisitions completed in the current and prior years.

Net income tax expense in our U.S. business increased as well.  The increase is almost entirely attributable to an increase in deferred income tax expense, approximately $16,000.  In the current year we utilized bonus depreciation, permitted for tax, which created an increase in the difference between the carrying values of our U.S. domiciled assets and their tax basis.  The result was an increase in deferred tax liabilities and higher current year deferred income tax expense.  Our U.S. business also experienced slightly higher current tax expense due to higher state taxes.

Income tax expense at the combined basic rate totaled approximately $53,700 for the year ended December 31, 2012.  The difference between income tax expense at the combined basic rate and income tax expense presented on our consolidated statement of operations is due to withholding taxes on dividends paid between Canada and the U.S., approximately $3,100 and tax on non-deductible expenses, approximately $2,400.  Revisions to tax balances, other state taxes and other current year revisions represent the balance of the difference.

Please refer to the Outlook section of this MD&A for additional discussion about our income taxes.

Net loss from equity accounted investee

	Year ended
	December 31
	2012	2011	Change

Total	$41	$96	$(55)

Year ended

Our net loss from our equity accounted investee represents our pro rata share of the investee’s post-acquisition earnings, computed applying the consolidation method.

Review of Operations - For the three months ended December 31, 2012

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

	Three months ended December 31, 2012
	Canada	US south	US northeast	Corporate	Total

Revenues	$199,021	$201,725	$95,076	$—	$495,822
Operating expenses	111,411	127,051	66,774	—	305,236
SG&A	17,528	20,600	8,506	13,180	59,814
Amortization	27,815	28,115	14,895	941	71,766
Net loss on sale of capital assets					383
Operating income	42,267	25,959	4,901	(14,121)	58,623
Interest on long-term debt					14,494
Net foreign exchange gain					(3)
Net loss on financial instruments					3,541
Loss on extinguishment of debt					16,924
Income before net income tax expense and net loss from equity accounted investee					23,667
Net income tax expense					11,903
Net loss from equity accounted investee					11
Net income					$11,753

	Three months ended December 31, 2011
	Canada	U.S. south	U.S. northeast	Corporate	Total

Revenues	$185,590	$185,426	$86,196	$—	$457,212
Operating expenses	101,656	112,929	58,698	—	273,283
SG&A	15,350	18,624	7,272	16,932	58,178
Restructuring expenses	—	—	—	411	411
Goodwill impairment	—	—	360,557	—	360,557
Amortization	25,145	24,033	8,333	861	58,372
Net gain on sale of capital assets					(541)
Operating loss	43,439	29,840	(348,664)	(18,204)	(293,048)
Interest on long-term debt					13,723
Net foreign exchange loss					10
Net gain on financial instruments					(1,101)
Other expenses					45
Loss before net income tax recovery and net loss from equity accounted investee					(305,725)
Net income tax recovery					(9,575)
Net loss from equity accounted investee					38
Net loss					$(296,188)

FX Impact on Consolidated Quarterly Results

The following table has been prepared to assist readers in assessing the impact of FX on selected results for the three months ended December 31, 2012.

	Three months ended
	December 31, 2011	December 31, 2012	December 31, 2012	December 31, 2012	December 31, 2012
	(as reported)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$457,212	$32,310	$489,522	$6,300	$495,822
Operating expenses	273,283	28,452	301,735	3,501	305,236
Selling, general and administration	58,178	859	59,037	777	59,814
Restructuring expenses	411	(411)	—	—	—
Goodwill impairment	360,557	(360,557)	—	—	—
Amortization	58,372	12,573	70,945	821	71,766
Net (gain) loss on sale of capital assets	(541)	936	395	(12)	383
Operating (loss) income	(293,048)	350,458	57,410	1,213	58,623
Interest on long-term debt	13,723	673	14,396	98	14,494
Net foreign exchange loss (gain)	10	(13)	(3)	—	(3)
Net (gain) loss on financial instruments	(1,101)	4,630	3,529	12	3,541
Loss on extinguishment of debt	—	17,012	17,012	(88)	16,924
Other expense	45	(46)	(1)	1	—
(Loss) income before net income tax (recovery) expense and net loss from equity accounted investee	(305,725)	328,202	22,477	1,190	23,667
Net income tax (recovery) expense	(9,575)	21,140	11,565	338	11,903
Net loss from equity accounted investee	38	(28)	10	1	11
Net (loss) income	$(296,188)	$307,090	$10,902	$851	$11,753

Adjusted EBITDA(A)	$133,861	$(2,153)	$131,708	$2,029	$133,737
Adjusted operating income(A)	$76,030	$(15,663)	$60,367	$1,221	$61,588
Adjusted net income(A)	$37,995	$(10,642)	$27,353	$799	$28,152
Free cash flow(B)	$59,281	$(23,565)	$35,716	$904	$36,620

Revenues

Gross revenue by service type

	Three months ended December 31, 2012				Three months ended December 31, 2011
	Canada - stated in thousands of C$	Canada - percent- age of revenues	U.S.	U.S. - percent- age of revenues	Canada - stated in thousands of C$(*)	Canada - percent- age of revenues	U.S.(*)	U.S. - percent- age of revenues

Commercial	$77,521	39.3	$93,191	31.4	$73,939	38.9	$86,094	31.7
Industrial	36,184	18.3	51,803	17.5	34,641	18.2	46,777	17.2
Residential	40,125	20.3	76,819	25.9	34,616	18.2	68,022	25.0
Transfer and disposal	60,891	30.9	106,916	36.0	59,853	31.5	101,722	37.4
Recycling	7,394	3.7	8,129	2.7	9,068	4.8	9,029	3.3
Other	6,249	3.2	1,169	0.4	4,610	2.4	871	0.3
Gross revenues	228,364	115.7	338,027	113.9	216,727	114.0	312,515	114.9

Intercompany	(31,028)	(15.7)	(41,226)	(13.9)	(26,670)	(14.0)	(40,893)	(14.9)
Revenues	$197,336	100.0	$296,801	100.0	$190,057	100.0	$271,622	100.0

Note:

(*)Prior period amounts have been adjusted to conform to the current period’s presentation.

Revenue growth or decline components — expressed in percentages and excluding FX

	Three months ended December 31, 2012(**)			Three months ended December 31, 2011(**)
	Canada	U.S.	Consolidated	Canada	U.S.	Consolidated

Price
Core price(*)	1.5	1.0	1.2	2.1	0.5	1.2
Fuel surcharges	0.1	0.6	0.3	0.8	1.0	0.9
Recycling and other(*)	(1.6)	(0.6)	(1.0)	(0.2)	(0.2)	(0.2)
Total price growth	—	1.0	0.5	2.7	1.3	1.9

Volume	(2.6)	2.0	0.1	1.5	—	0.6
Total organic revenue (decline) growth	(2.6)	3.0	0.6	4.2	1.3	2.5

Acquisitions	6.4	6.3	6.4	0.3	9.5	5.6
Total revenue growth	3.8	9.3	7.0	4.5	10.8	8.1

Note:

(*)Prior period amounts have been adjusted to conform to the current period’s presentation.

(**)Component percentages for 2012 have been presented on a reportable revenue basis, while component percentages for 2011 have been presented on a gross revenue basis.

On a consolidated basis, revenues grew approximately $38,600, which includes an approximately $6,300 contribution from FX.  Acquisitions were the primary contributor to consolidated revenue growth quarter-over-quarter.  In the quarter, we completed seven acquisitions, five of which closed late in December, and included three in our U.S. south segment, one in Canada and three in the U.S. northeast.  These acquisitions were tuck-in acquisitions which we folded into our existing operations.  Core pricing growth was also a significant contributor to revenue growth period-over-period.  Core pricing improved in every business line on a comparative basis and this pricing growth was strongest in our commercial and residential revenue streams.  Consolidated were volumes up slightly on higher collection volumes which were partially offset by lower transfer and landfill volumes.  The temporary closure of a transfer station facility in central Canada resulting from our investment in its revitalization was the primary contributor to the decline in transfer station volumes and special waste volumes in the fourth quarter of the current year were particularly slow in western Canada.  We attribute lower special waste volumes to delayed project starts in the quarter due to harsh early winter weather conditions.  In addition, our Canadian segment saw lower residential volumes due to an overall net loss of residential contracts.  On a comparative basis, our U.S. northeast segment realized volume gains in its transfer and disposal business lines, which is due in part to Superstorm Sandy (“Sandy”) clean-up activity that contributed approximately $8,000 to comparative revenue growth.  In total, consolidated pricing gains outpaced volume shortfalls on a comparative basis by approximately $5,200.  Recycled commodity pricing was the single largest drag on consolidated revenue growth in the quarter.  Recycled commodity pricing declines began in the fourth quarter of the prior year and average pricing in the current quarter remained below the average price realized last year.  Higher fuel surcharges also contributed to the comparative growth in revenues resulting from the pass through of higher fuel prices.

On a regional basis, revenues in Canada grew approximately C$7,300 over the same quarter last year.  Acquisitions and core price growth across all service lines were the primary drivers of revenue growth on a comparative basis.  Disposal volumes were down on lower transfer station, landfill and residential volumes.  As noted above, the temporary closure of a transfer station in central Canada, lower special waste volumes in western Canada due to harsh early winter weather conditions and residential contract losses are the primary reasons for the lower revenue performance from a volume perspective.  While we had some challenges specific to comparative volume gains quarter-to-quarter we view these challenges as primarily temporary in nature.  As noted above in the consolidated discussion, recycled commodity pricing was a significant headwind for this segment while higher fuel surcharges contributed modestly to the growth in revenues quarter-over-quarter.

In our U.S. south segment we realized revenue growth of approximately $16,300.  Acquisitions, core pricing, volume gains and higher fuel surcharges all contributed to higher revenues this quarter compared to last year.  While revenue growth was primarily on the back of acquisitions, we recognized core pricing growth in all business lines, except for industrial which was down slightly.  A combination of higher commercial and residential pricing spurred revenue growth derived from higher prices.  Volume gains represent a mix of industrial and residential volume improvements only slightly offset by lower transfer volumes.  Higher fuel surcharges also contributed to the comparative increase in revenues while lower recycled commodity pricing was a drag on this segments revenue growth quarter-over-quarter.

Revenues in our U.S. northeast improved approximately $8,900 quarter-to-quarter.  Similar to our Canadian and U.S. south segments, acquisitions were the primary contributor to revenue growth on a comparative basis.  We are pleased that pricing was up across all business lines, with the exception of landfill.  Landfill pricing was down due to the mix of materials received at certain sites.  Sandy had a positive impact on volumes this quarter compared to last year, most notably in our transfer station and landfill business lines.  A portion of higher fuel costs year-to-year were passed through to customers in this segment and recycled commodity pricing remained a headwind on a comparative basis as well.

Please refer to the Outlook section of this MD&A for additional discussion of the economic trends affecting revenues, our strategy and our operations.

Operating expenses

On a consolidated basis, higher disposal, labour, vehicle repair, maintenance and operating costs all contributed to the increase in operating costs quarter-to-quarter.  Acquisitions completed in the current quarter, year, and prior year quarter are the primary reasons for the operating cost increase.  Insurance and safety costs also increased quarter-over-quarter, which is due in part to acquisitions, but also from higher workers compensation claims in our U.S. south segment.  Higher diesel fuel pricing also contributed to the comparative increase.  Higher volumes in our U.S. northeast segment, partly attributable to Sandy, also contributed to the rise in labour and operating costs.

On a consolidated basis, operating costs in the current quarter represented 61.6% of reportable revenues, an increase of approximately 180 basis points compared to the same quarter last year.  Lower recycled commodity revenues and an increase in costs resulting from acquisition growth due to the mix of business acquired are the primary reasons for the comparative increase.  Excluding the impact of lower recycled commodity pricing on the relationship between current period operating costs relative to reportable revenues, this metric improves by approximately 50 basis points to 61.1%.  For the same period a year ago, operating costs represented 59.8% of reported revenues.

Operating costs in Canada were 56.0% of reported revenues in the quarter, compared to 54.8% in the same quarter last year.  Excluding lower recycled commodity pricing on the current year measure, improves this relationship by 70 basis points to 55.3%.  Acquisitions were the primary contributors to higher reported operating costs quarter-to-quarter relative to revenues.  The principal cost increases were disposal, labour and vehicle repair, maintenance and operating costs.  Higher diesel fuel pricing was a component of higher vehicle operating costs.

As a percentage of reported revenues, operating expense in our U.S. south segment was 63.0% in the quarter, compared to 60.9% in the same quarter a year ago.  Excluding lower recycled commodity pricing improves this relationship by 30 basis points to 62.7% for the current year quarter.  Acquisitions are the largest contributor to higher operating costs relative to revenues leading to higher disposal, labour and vehicle repair, maintenance and operating costs.  Higher diesel fuel pricing and the integration of various acquisitions completed in the quarter also contributed to the comparative increase.

As a percentage of revenues, operating expense in our U.S. northeast segment increased by approximately 210 basis points, of which 40 basis points is attributable to the decline in recycled commodity pricing.  While we recognize higher waste volumes attributable to Sandy, and by extension higher costs, the impact of acquisitions was more pronounced on the relationship between operating costs and revenues.  Disposal, labour and vehicle repair, maintenance and operating costs were all higher on a comparative basis.  Higher diesel fuel pricing also contributed to the comparative increase.

SG&A

On a consolidated basis, SG&A expense increased quarter-to-quarter.  Stock option recoveries recorded in the fourth quarter of last year totaled approximately $2,700 compared to a current quarter expense of approximately $700.  Lower current quarter recoveries from stock options were offset by lower current quarter charges for executive management succession costs.  In the fourth quarter last year, we announced the succession of our Chief Executive Officer (“CEO”) and recorded a charge of approximately $9,900.  We did not incur a like charge in the fourth quarter this year.

Higher current period SG&A expense is principally due to acquisitions, approximately $5,000.  The balance of the increase is due to one-time retention awards for certain front line employees servicing residential contracts in Canada, severance expenses, including severance costs incurred in respect of certain acquisitions and higher legal and legal settlement costs, which collectively totaled $2,100.  In the current quarter, we benefited from lower LTIP expense resulting from a change to our plan for certain participants.  Current year SG&A expense also benefited from a reduction in bonus accruals as a result of the Company’s current year performance.  These benefits were offset by net new hires and period-over-period salary increases.

From a segment perspective, higher SG&A expense in Canada is attributable to acquisitions, retention awards and severance, partially offset by lower bonus accruals resulting from the Company’s current year performance.  SG&A expense in our U.S. south segment also benefited from lower bonus accruals quarter-over-quarter, but higher expenses attributable to acquisitions and organic growth outpaced this benefit.  Our U.S. northeast segment realized a similar change, where lower bonus accruals were offset by additional costs from acquisition related growth.  From a corporate perspective, corporate SG&A expense declined comparatively.  As outlined above, costs incurred for executive and senior management succession were not repeated at similar levels seen in the fourth quarter of last year.  Lower succession costs were partially offset by higher current period stock option expenses, net new hires, higher legal and legal settlement costs and general salary increases, partially offset by lower LTIP and bonus expenses.

As a percentage of revenues, adjusted SG&A expense is 11.5% versus 11.0% last year.  Much of the deterioration is due to the impact on revenues of a decline in recycled commodity pricing, coupled with acquisitions, net new hires and salary increases.

Amortization

Intangible, capital and landfill asset amortization were each higher than the same quarter a year ago.  The increase in intangible and capital amortization is due in large part to acquisitions.  Higher landfill asset amortization is due to lower comparative recoveries resulting from cash flow revisions in estimates.  In the fourth quarter of last year, our Bethlehem and Seneca Meadows landfills both recorded substantial cash flow revisions which resulted in a reduction in landfill amortization expense.  Current quarter cash flow revisions in estimates did not yield a similar recovery amount.

Interest on long-term debt

In the fourth quarter of 2012 we entered into a new consolidated borrowing facility.  While most of our drawings on the consolidated facility are from revolving advances, we also drew $500,000 under the term B facility.  Drawings on the term B facility bear interest at a higher rate than interest borne on revolving advances.  Additionally, acquisitions completed in the current year increased our overall borrowing levels quarter-to-quarter and by extension our interest expense on a comparative basis.

Explanations for the quarterly change in restructuring expenses, goodwill impairment, net gain or loss on sale of capital assets, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, other expenses, net income tax expense or recovery and net loss from equity accounted investee is either consistent with that outlined in the Review of Operations — For the year ended December 31, 2012 section of this MD&A or does not warrant additional discussion.

Other Performance Measures - For the year ended December 31, 2012

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Free cash flow (B)

Purpose and objective

The purpose of presenting this non-GAAP measure is to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our relative performance to our peers and to assess the availability of funds for growth investment, share repurchases, debt repayment or dividend increases.

Free cash flow (B) - cash flow approach

	Year ended
	December 31
	2012 (*)	2011	Change

Cash generated from operating activities	$336,761	$395,706	$(58,945)

Operating and investing
Stock option recovery	(110)	(6,808)	6,698
Acquisition and related costs	2,507	1,880	627
Payments made to executive and senior management on succession	3,991	9,928	(5,937)
Restructuring expenses	—	1,609	(1,609)
Other expenses	105	872	(767)
Changes in non-cash working capital items	68,657	28,664	39,993
Capital and landfill asset purchases	(246,878)	(171,013)	(75,865)
Proceeds from the sale of capital assets	2,761	5,925	(3,164)

Financing
Loss on extinguishment of debt (net of non-cash portion)	5,198	—	5,198
Purchase of restricted shares	(541)	(4,226)	3,685
Net realized foreign exchange loss (gain)	9	(73)	82
Free cash flow(B)	$172,460	$262,464	$(90,004)

Note:

(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $26,100 for the year ended December 31, 2012.

Free cash flow (B) — adjusted EBITDA(A) approach

We typically calculate free cash flow(B) using an operations approach which is a better reflection of how we manage the business and free cash flow(B).

	Year ended
	December 31
	2012 (*)	2011	Change

Adjusted EBITDA(A)	$519,659	$534,536	$(14,877)

Purchase of restricted shares	(541)	(4,226)	3,685
Capital and landfill asset purchases	(246,878)	(171,013)	(75,865)
Proceeds from the sale of capital assets	2,761	5,925	(3,164)
Landfill closure and post- closure expenditures	(6,737)	(4,345)	(2,392)
Landfill closure and post- closure cost accretion expense	5,240	5,071	169
Interest on long-term debt	(57,428)	(62,086)	4,658
Non-cash interest expense	5,665	6,035	(370)
Current income tax expense	(49,281)	(47,433)	(1,848)
Free cash flow(B)	$172,460	$262,464	$(90,004)

Note:

(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $26,100 for the year ended December 31, 2012.

Year ended

Free cash flow(B) was lower on a comparative basis.  Higher capital and landfill asset purchases are the single largest contributor to the decline.  In 2012, capital and landfill purchases totaled approximately $246,900, representing an increase of approximately $75,900 over last year.  Details supporting this change are outlined below in the Capital and landfill purchases section of this MD&A.  The next largest contributor to the decline in free cash flow(B) is lower adjusted EBITDA(A).  Lower adjusted EBITDA(A) reflects lower recycled commodity pricing and a weaker comparative performance for our U.S. northeast segment, partially offset by contributions from acquisitions and, to a lesser extent, net organic growth.  The balance of the change is due primarily to lower restricted shares purchases, interest expense and proceeds from sales of capital assets and higher landfill closure and post-closure expenditures.  Restricted shares purchased in the prior year were incurred to retain and incent certain management due in large part to the CEO’s succession in 2011.  Details of the decline in interest on long-term debt can be found in the Review of Operations section of this MD&A.  Proceeds from the sale of capital assets declined year-over-year, due to the sale of redundant infrastructure assets in the prior year.  Finally, higher landfill closure and post-closure expenditures are due to in part to spending at our Bethlehem site, but most notably at our JED landfill, which accounts for the bulk of the increased spending year-over-year.

Capital and landfill purchases

Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Year ended
	December 31
	2012	2011	Change

Replacement	$154,928	$126,808	$28,120
Growth	91,950	44,205	47,745
Total	$246,878	$171,013	$75,865

Capital and landfill purchases - replacement

Capital and landfill purchases characterized as “replacement” represent cash outlays to sustain current cash flows and are funded from free cash flow(B).  Replacement expenditures include the replacement of existing capital assets and all construction spending at our landfills.

Year ended

For our Canadian segment, total replacement capital and landfill spending was higher by approximately $8,800 in the current year compared to last year.  Higher spending in the current year is due in large part to infrastructure spending in western Canada for a material recovery facility.   Higher infrastructure spending was partially offset by lower landfill construction costs which is due to the timing of spend.  Lower current year spending was realized across all of our significant sites, including Lachenaie, Ridge, Winnipeg and Coronation.

Replacement expenditures in our U.S. business increased approximately $19,300 year-over-year.  The increase is due to construction of a leachate facility at our Seneca Meadows landfill and higher cell development activities at our Bethlehem landfill and various sites in our U.S. south segment.  In addition, the timing of collection and landfill equipment purchases also resulted in an increase in replacement expenditures year-to-year as well.

Capital and landfill purchases - growth

Capital and landfill purchases characterized as “growth” represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B).  Growth expenditures include capital assets, including facilities (new or expansion), to support new contract wins and organic business growth.

Year ended

In total, growth expenditures were up year-over-year.  Higher growth spending in our Canadian segment contributed approximately $25,700 to the increase.  The increase is due to a combination of items, including: a residential contract win in western Canada requiring the purchase of compressed natural gas vehicles, approximately $12,600, a transfer station revitalization in central Canada, approximately $3,900 and an internal infrastructure investment in eastern Canada, approximately $7,700.  Growth spending in our U.S. segment also increased over the prior year as well, approximately $22,100.  The increase is due to growth expenditures for landfill infrastructure spending at our Bethlehem landfill, approximately $3,200 and infrastructure spending and new residential contract wins in our U.S. south segment, approximately $18,300.

Readers are reminded that revenue, adjusted EBITDA(A), and cash flow contributions realized from growth and internal infrastructure expenditures will materialize over future periods.

Dividends

(all amounts are in Canadian dollars)

2013

Our expected dividend record and payment dates, and payment amounts per share, are as follows:

Expected quarterly dividend

Expected record date	Expected payment date	Dividend amounts per share - stated in C$
March 28, 2013	April 15, 2013	$0.14
June 28, 2013	July 15, 2013	0.14
September 30, 2013	October 15, 2013	0.14
December 31, 2013	January 15, 2014	0.14
Total		$0.56

2012

Our dividend record and payment dates, and payment amounts per share, were as follows:

Actual quarterly dividend

Actual record date	Actual payment date	Dividend amounts per share - stated in C$
March 30, 2012	April 16, 2012	$0.14
June 29, 2012	July 16, 2012	0.14
September 28, 2012	October 15, 2012	0.14
December 31, 2012	January 15, 2013	0.14
Total		$0.56

We expect to fund all of our 2013 dividend payments from free cash flow(B) generated by our Canadian business.  Funding all dividends from Canadian cash flows eliminates our foreign currency exchange exposure since the dividends are denominated in Canadian dollars.  Dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada).

Selected Annual Information

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

	Year ended
	December 31
	2012	2011	2010

Revenues	$1,896,741	$1,840,096	$1,429,765
Net income (loss)	$94,357	$(196,136)	$82,169
Net income (loss) per share, basic	$0.81	$(1.63)	$0.77
Net income (loss) per share, diluted	$0.81	$(1.63)	$0.76
Total assets	$3,475,561	$3,077,604	$3,390,487
Total long-term liabilities	$1,895,612	$1,487,345	$1,441,163
Dividends declared, per weighted average share	$0.56	$0.50	$0.50

Revenues

2012-2011

The increase in revenues is detailed in the Review of Operations — Revenues section of this MD&A.

2011-2010

Revenues in Canada grew approximately C$146,200.  Growth was due in large part to pricing strength we enjoyed across all service lines.  With the exception of our industrial service line, all service lines in Canada posted comparative revenue growth from volume improvements.  The decline in industrial collection volumes reflected softer economic conditions in certain markets.  Acquisitions and rising diesel fuel prices, which contributed to the increase in comparable fuel surcharges recorded to revenues, also contributed to revenue growth year-over-year.

On a comparable basis, U.S. south segment gross revenues increased approximately $221,000.  Acquisitions were a large component of this segment’s revenue growth.  We also realized stronger pricing across all service lines and with the exception of a residential contract loss, we also enjoyed comparative volume growth in all service lines as well.  Higher diesel fuel prices passed through to our customers in the form of fuel surcharges also contributed to revenue growth year-over-year.

Revenues increased approximately $15,900 in our U.S. northeast segment with acquisitions representing the primary reason for the increase.  Overall, pricing and volumes declined in this segment, excluding our landfill and recycling services lines which realized price and volume growth.  Economic softness in this segment, heightened competition and the closure of a recycling collection facility for the better part of 2011, were the primary reasons for this segment’s softer performance across all other service lines.  Higher fuel surcharges contributed to the growth in revenues comparatively, but the pass through of fuel surcharges was insufficient to cover the rise in diesel fuel costs.

Net income

Included in net income are some or all of the following: restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, other expense, net income tax expense or recovery and net loss from equity accounted for investee.

2012-2011

The increase in net income is detailed in the Review of Operations — For the year ended December 31, 2012 section of this MD&A.

2011-2010

In 2011, we recognized a goodwill impairment charge and a succession charge that caused us to recognize a significant net loss for the year.  Excluding the impact of impaired goodwill and the CEO succession charge, operating income was higher than the previous year.  Higher operating income was driven principally from acquisitions, organic growth and lower restructuring costs.  Interest on long-term debt benefited from Canadian and U.S. facility re-pricing completed in the third quarter of 2011, partially offset by higher debt levels.  Higher amortization and net income tax expense was due in large part to acquisitions.

Total assets

2012-2011

Total assets increased by approximately $398,000.  The increase is comprised of an approximately $258,900 increase in total U.S. assets and an increase of approximately $139,100 in total Canadian assets.

The increase in total U.S. assets is attributable to an increase in goodwill, capital and intangible assets, accounts receivable and cash and cash equivalents, approximately $118,000, $69,300, $28,900, $17,400 and $12,300, respectively.  The increase in goodwill is attributable to acquisitions completed in the year.  An acquisition completed in our U.S. south segment and two acquisitions completed in our U.S. northeast segment in the last half of 2012, combined, contributed approximately $94,700 of the year-to-year increase in goodwill.  The increase in capital assets is due to current year additions and acquired capital exceeding amortization.  Current year additions are addressed in greater detail in the Other Performance Measures section of this MD&A.  Capital assets acquired in the current year, are due in large part to the acquisitions referenced above, and combined represent approximately $50,800 of the approximately $62,300 increase in capital assets attributable to acquisitions.  The increase in intangible assets is similar to capital, whereby acquisitions outpaced amortization.  Intangible assets recognized on acquisition totaled approximately $67,100 compared to the approximately $38,200 of current year amortization.  The increase in accounts receivable is largely attributable to acquisitions completed in the year, which contributed approximately $9,600 to the year-over-year increase.  The balance of the increase in accounts receivable is due to timing and a stronger comparative operating performance in the fourth quarter of 2012 versus 2011.  Cash and cash equivalents also increased comparatively, and the increase is simply a function of timing.

The increase in total Canadian segment assets is due in part to FX, approximately $28,200.  Our Canadian segment also realized increases in capital assets, goodwill and accounts receivable, approximately $82,100, $36,700 and $9,500, respectively.  The increase in capital assets is a function of current year additions, acquired capital, FX and an increase in working capital outpacing amortization.  Current year additions are addressed in greater detail in the Other Performance Measures section of this MD&A.  Capital assets acquired by way of acquisition represent approximately $28,100 of the year-to-year increase, while the impact of working capital changes and FX account for approximately $17,300 and $7,200 of the increase, respectively.  Acquisitions completed in the central and eastern portions of Canada during the year were the primary contributors to the increase in capital assets acquired.  The increase in working capital represents capital assets acquired but which remain unpaid at the end of the year.  The increase in goodwill is entirely a function of acquisitions completed in the year and the increase in accounts receivable is attributable to acquisitions as well.

2011-2010

Total assets decreased approximately ($312,900).  The decrease was comprised of an approximately ($264,100) decrease in total U.S. assets and a decline of approximately ($48,800) in total Canadian assets.  The decrease in total U.S. assets was attributable to a decrease in goodwill, partially offset by an increase in capital assets and accounts receivable, approximately ($301,200), $27,200 and $8,100, respectively.  The decrease in goodwill was attributable to the goodwill impairment charge recognized in 2011, net of acquisitions.  Accounts receivable also increased as a result of acquired receivables, approximately $5,900, with the balance of the change simply due to the timing of receipt.  The increase in capital assets was also due in large part to acquisitions, partially offset by amortization outpacing purchases.  The decline in total Canadian segment assets was due in part to FX, approximately ($25,900).  Our Canadian segment also saw declines in both intangible assets and landfill assets, approximately ($14,700) and ($10,200), respectively.  The decline in intangible assets was due to normal course amortization, only slightly offset by acquired intangibles in the year.  Similarly, normal course landfill amortization outpaced additions, which accounts for the decline in landfill assets on a comparative basis.

Total long-term liabilities

2012-2011

Total long-term liabilities increased approximately $408,300.  The increase is due in large part to higher long-term debt borrowings for our U.S. operations due to acquisitions we completed in 2012.  Our U.S. segment also financed over half of our share repurchases in the current year.  Total liabilities in our Canadian business also increased.  The primary reason for the rise in total Canadian liabilities is also due to higher long-term debt levels.  Higher long-term debt attributable to our

Canada operations is also due to acquisitions and share repurchases in the current year.  The balance of the increase is due to deferred tax liabilities in our U.S segment.  Timing differences between the carrying value of capital assets relative to their tax values represents approximately $25,600 of the increase, of which approximately $4,900 is attributable to acquisitions completed in the year.  A significant portion of the remaining increase in deferred tax liabilities is due to our U.S. business taking advantage of bonus depreciation in the current year.

2011-2010

Total long-term liabilities increased approximately $40,600, of which approximately $39,800 was attributable to our U.S. business.  The increase in our U.S. business was due in large part to higher long-term debt borrowings, which increased approximately $38,300.  The increase in long-term debt was due to acquisitions we completed in 2011, coupled with a portion of the share repurchases financed from U.S. sources.  Total liabilities in our Canadian business also increased, but only marginally.  However, excluding the impact of FX, approximately ($13,600), total Canadian liabilities increased approximately $14,400.  The primary reason for the rise in total Canadian liabilities, excluding FX, was due to long-term debt.  Long-term debt increased approximately $24,100 in Canada, with the bulk of the increase attributable to share repurchases occurring in the year.  An approximately ($7,100) decline in deferred income tax liabilities in Canada partially offset the increase in long-term debt borrowings.  The decline in deferred income tax liabilities was due primarily to a decline in the carrying value of intangible assets in excess of its tax basis.

Summary of Quarterly Results

(all amounts are in thousands of U.S. dollars, except per share amounts)

2012	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$199,021	$205,696	$198,179	$173,918	$776,814
U.S. south	201,725	195,678	195,521	187,407	780,331
U.S. northeast	95,076	85,835	81,735	76,950	339,596
Total revenues	$495,822	$487,209	$475,435	$438,275	$1,896,741
Net income	$11,753	$32,158	$28,377	$22,069	$94,357
Net income per weighted average share, basic	$0.10	$0.28	$0.24	$0.19	$0.81
Net income per weighted average share, diluted	$0.10	$0.28	$0.24	$0.19	$0.81
Adjusted net income(A)	$28,152	$32,122	$28,847	$24,066	$113,187
Adjusted net income(A) per weighted average share, basic	$0.24	$0.28	$0.25	$0.20	$0.97
Adjusted net income(A) per weighted average share, diluted	$0.24	$0.28	$0.25	$0.20	$0.97

2011	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$185,590	$203,350	$196,734	$171,920	$757,594
U.S. south	185,426	190,537	179,177	168,175	723,315
U.S. northeast	86,196	96,635	93,601	82,755	359,187
Total revenues	$457,212	$490,522	$469,512	$422,850	$1,840,096
Net (loss) income	$(296,188)	$40,347	$36,607	$23,098	$(196,136)
Net (loss) income per weighted average share, basic	$(2.48)	$0.33	$0.30	$0.19	$(1.63)
Net (loss) income per weighted average share, diluted	$(2.48)	$0.33	$0.30	$0.19	$(1.63)
Adjusted net income(A)	$37,995	$35,105	$33,674	$28,229	$135,003
Adjusted net income(A) per weighted average share, basic	$0.32	$0.29	$0.28	$0.23	$1.12
Adjusted net income(A) per weighted average share, diluted	$0.32	$0.29	$0.28	$0.23	$1.12

2010	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$181,584	$184,765	$117,697	$100,095	$584,141
U.S. south	158,760	162,342	93,406	87,800	502,308
U.S. northeast	89,535	89,155	88,479	76,147	343,316
Total revenues	$429,879	$436,262	$299,582	$264,042	$1,429,765
Net income	$21,683	$23,941	$19,835	$16,710	$82,169
Net income per weighted average share, basic	$0.18	$0.20	$0.21	$0.18	$0.77
Net income per weighted average share, diluted	$0.18	$0.20	$0.21	$0.18	$0.76
Adjusted net income(A)	$27,245	$32,529	$23,672	$18,989	$102,435
Adjusted net income(A) per weighted average share, basic	$0.23	$0.27	$0.25	$0.20	$0.96
Adjusted net income(A) per weighted average share, diluted	$0.22	$0.27	$0.25	$0.20	$0.95

Revenues

Canadian segment revenues expressed in thousands of C$

	Q4	Q3	Q2	Q1	Total
2012	$197,336	$204,767	$200,087	$174,130	$776,320
2011	$190,057	$199,290	$190,596	$169,513	$749,456
2010	$184,734	$193,216	$121,066	$104,191	$603,207

2012 less 2011 revenues	$7,279	$5,477	$9,491	$4,617	$26,864
2011 less 2010 revenues	$5,323	$6,074	$69,530	$65,322	$146,249

2012-2011

Revenues grew in each quarter of 2012 compared to each comparative period in 2011.  Acquisitions, coupled with core pricing and fuel surcharge improvements, are the primary reasons for the quarterly growth in each period.  Volume improvements also contributed to revenue growth in each of the first two quarters of the year, but lower third quarter industrial, transfer station and commercial volumes collectively contributed to a third quarter decline in volumes.  Lower third quarter industrial volumes were the result of economic softness in central Canada, while lower transfer station volumes were largely attributable to the temporary closure of a transfer station in central Canada slated for infrastructure investment and revitalization.  In the fourth quarter of 2012, we also experienced a decline in volumes.  Lower volumes are due in large part to lower residential volumes due to an overall net loss of residential contracts in Canada.  The temporary closure of a transfer station facility in central Canada and particularly slow special waste volumes in the fourth quarter of the current year in western Canada were all contributors to the volume decline.  We attribute lower special waste volumes to delayed project starts in the quarter due to harsh weather conditions.  The decline in recycled commodity pricing that began in the fourth quarter of 2011 was a headwind to revenue growth in every current year quarter on a comparative basis.

2011-2010

Our acquisition of WSI was the primary contributor to first and second quarter revenue growth in 2011 and third and fourth quarter revenue growth in 2010.  The balance of the change was due to organic growth and “tuck-in” acquisitions.  Excluding WSI’s contribution to first and second quarter 2011 and third and fourth quarter 2010 revenue growth, comparative improvements were principally attributable to stronger overall pricing, volume improvements and contributions from tuck-in acquisitions.  Excluding the fourth quarter of 2011, we also enjoyed stronger comparative recycled commodity pricing in each comparative quarter.  Recycled commodity pricing was strong for most of the year, but dropped off in the fourth quarter of 2011.  Revenues for the first quarter of 2011 were softer than anticipated due to inclement weather which affected landfill volumes and were lower than expected in the second quarter of 2011 due, once again, to weather and a delay in the expected seasonal uptick.  In the third and fourth quarters of 2011, revenues outpaced the marks set in each comparative period in the previous year, largely on the back of stronger pricing.  It should be noted, that 2010 revenues include revenues from assets and operations divested of in accordance with the Canadian Competition Bureau consent agreement.  The rising price of diesel fuel also contributed to the increase in Canadian segment revenues in each quarter of 2011 comparatively.

While we have made comparative improvements in every quarter, we caution readers that the economic climate continues to be unstable, and this instability can impact certain services we offer and the revenues we generate from them.  Economic disruptions can have a significant impact on our ability to realize revenue growth in future periods and these disruptions are applicable to all of our segments.

U.S. south segment

	Q4	Q3	Q2	Q1	Total
2012	$201,725	$195,678	$195,521	$187,407	$780,331
2011	$185,426	$190,537	$179,177	$168,175	$723,315
2010	$158,760	$162,342	$93,406	$87,800	$502,308

2012 less 2011 revenues	$16,299	$5,141	$16,344	$19,232	$57,016
2011 less 2010 revenues	$26,666	$28,195	$85,771	$80,375	$221,007

2012-2011

Comparative revenues increased in each 2012 quarter spurred on primarily by acquisitions.  Revenue improvements also came from overall core pricing improvements across all service lines and from fuel surcharges.  Our U.S. south segment realized a decline in revenues attributable to volume contributions in each of the first two quarters in 2012 due to lower special waste volumes, coupled with the loss of a residential collection and disposal contract.  In the third quarter of the year, residential contract wins helped support an increase in revenues from volume improvements and fourth quarter volumes were higher across all service lines.  Lower recycled commodity pricing was the only persistent headwind for all of 2012 on a quarterly basis.

2011-2010

The acquisition of WSI was the primary contributor to the increase in comparative first and second quarter revenue growth in 2011 and third and fourth quarter revenue growth in 2010.  Tuck-in acquisitions also contributed to the increase, which included Fred Weber.  On balance, U.S. south segment revenues generally delivered a stronger performance in each comparable quarter.  In each 2011 quarter, comparative revenue gains were attributable to stronger overall net pricing, net volume gains, and contributions from other less notable tuck-in acquisitions.  We experienced some localized softness in the fourth quarter of 2011 resulting from lower soil volumes received at certain landfills in our Florida operations, but overall net volumes increased. Rising fuel prices have also contributed to this segment’s revenue growth on a comparative basis.

U.S. northeast segment

	Q4	Q3	Q2	Q1	Total
2012	$95,076	$85,835	$81,735	$76,950	$339,596
2011	$86,196	$96,635	$93,601	$82,755	$359,187
2010	$89,535	$89,155	$88,479	$76,147	$343,316

2012 less 2011 revenues	$8,880	$(10,800)	$(11,866)	$(5,805)	$(19,591)
2011 less 2010 revenues	$(3,339)	$7,480	$5,122	$6,608	$15,871

2012-2011

Revenues in our U.S. northeast region declined between the first, second and third quarters of 2012 versus the same periods a year ago, while fourth quarter revenues exceeded the mark set in the prior year.  Acquisitions were the primary contributor to the fourth quarter revenue improvement on a comparative basis.  Pricing in the fourth quarter was up across all business lines, with the exception of pricing at our landfills due to the mix of materials received at certain sites.  Sandy had a positive impact on volumes in the fourth quarter compared to last year, most notably in our transfer station and landfill business lines.  For the preceding three quarters, our U.S. northeast segment realized volume unit gains from its collection service lines; however these gains were muted by lower transfer station and landfill volumes, including special waste volumes.  Lower comparative pricing also contributed to the comparative declines, principally attributable to lower pricing for recycled commodities.  This segment continues to be affected by economic stagnation, which contributed to lower available waste volumes, and excess landfill capacity in a price sensitive environment.  Marginally higher fuel costs were passed through to customers in all four quarters and lower recycled commodity pricing was a headwind in all four quarters of the current year as well.

2011-2010

Our U.S. northeast segment delivered comparative quarterly increases in the first three quarters of 2011.  For most of 2011, recycled commodity pricing demonstrated continued resilience and we also enjoyed revenue growth from companies we acquired.  Overall, our first and second quarters of 2011 benefited from higher overall net pricing, however volume improvements were a headwind to this segment’s growth in these periods.  The loss of a residential contract, increasing competitive pressures and economic weakness in this segment, were the primary contributors to the decline in comparative 2011 volumes in each of the first and second quarters.  In the third quarter of 2011, acquisitions bolstered revenues on a comparative basis and, in total, volumes rebounded to support revenue growth as well.  Pricing was a challenge in the third quarter of 2011.  We attributed weaker third quarter pricing to a sluggish economy and stronger competition for a customer base that is stagnate.  As we entered into the fourth quarter, revenues were supported by acquisitions, but pricing continued to be a challenge and the decline in recycled commodity pricing was a hindrance to growth.  We simply did not see the recovery we had anticipated at the start of 2011.  In the fourth quarter of the year, the pass through of fuel surcharges also caused constraints on revenue growth on a comparative basis.

Net income or loss

	Q4	Q3	Q2	Q1	Total
2012	$11,753	$32,158	$28,377	$22,069	$94,357
2011	$(296,188)	$40,347	$36,607	$23,098	$(196,136)
2010	$21,683	$23,941	$19,835	$16,710	$82,169

2012 less 2011 net (loss) income	$307,941	$(8,189)	$(8,230)	$(1,029)	$290,493
2011 less 2010 net (loss) income	$(317,871)	$16,406	$16,772	$6,388	$(278,305)

Net income generally follows the rise and fall in revenues resulting from the seasonal nature of our business.  Net income is also impacted by changes in transaction and related costs, fair value movements in stock options, restricted share expense, payments made to executive and senior management on succession, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital assets, interest on long-term debt, foreign exchange gains or losses, gains or losses on financial instruments, loss in extinguishment of debt and other non-operating expenses which are not tied to the seasonal nature of our business and which fluctuate with other non-operating variables.  Net income has also been impacted by net income tax expense or recovery and net loss from equity accounted investee.

2012-2011

Net income for the first three quarters of 2012 was lower than net income posted in the first three quarters of 2011.  While we benefited from lower interest expense and income tax in each of the first three quarters this year, weaker comparative recycled commodity pricing and the performance of our U.S. northeast segment overshadowed these benefits.  On a positive note, we did recognize stronger comparative performances in our Canadian and U.S. south segments and contributions from acquisitions.  In the fourth quarter of 2012, net income was higher than the amount posted in 2011.  The goodwill impairment charge recorded in the fourth quarter of 2011 is the primary reason for the current period improvement.

2011-2010

When looking at the fourth quarter of 2011 relative to the fourth quarter of 2010, we recognized a goodwill impairment charge that resulted in us posting a significant net loss in 2001 compared to 2010.  Excluding the impact of impaired goodwill, operating income was higher on account of acquisitions, organic growth, lower restructuring costs and lower amortization expense.  Overall, we grew both price and volume, and acquisitions also contributed to the period-over-period improvement, excluding goodwill impairment.  Restructuring costs in the fourth quarter of the prior year were incurred in connection with the integration of WSI’s business with our own.  For the fourth quarter of 2011, these costs declined due to the curtailment of integration activities.  Amortization declined comparatively due to engineering changes for some of our landfills.  These changes led to a decline in the overall accrued obligation coupled with a decline in amortization expense in the fourth quarter of 2011.  Interest on long-term debt benefited from Canadian and U.S. facility re-pricing completed in the third quarter of 2011, partially offset by higher debt levels resulting from acquisitions and share repurchases.  Higher net income tax expense was also a drag on net income comparatively, due largely to higher income subject to tax.

Net income for the first, second and third quarters of 2011, was higher than net income in each comparable period.  Higher comparative operating income was the primary contributor to higher net income, which was driven principally by the acquisition of WSI, “tuck-in” acquisitions and organic growth, and was partially offset by higher restructuring and other expenses.  Our assumption or repayment of WSI’s outstanding debt on closing was the primary contributor to higher first and second quarter 2011 and higher third and fourth quarter 2010 interest expense, which partially offset our stronger revenue and operating income performance in these periods.  Amendments to pricing on our Canadian and U.S. facilities was a contributing factor to the increase in third quarter 2011 net income relative to 2010.  Higher comparative income tax expense, resulting from stronger comparative operating results and the third quarter 2010 acquisition of WSI, was a partial offset to the stronger net income performance in each comparable period in 2011.

The variability of net income quarter-to-quarter is due in large part to the fluctuation of non-operating variables which are largely outside of our control, and in certain circumstances are the result of the accounting treatment we have elected to take.  Additionally, non-recurring or non-operational items have also impacted net income performance quarter-to-quarter.

Net income per weighted average share, basic and diluted

2012-2011

Net income per weighted average share was higher in the fourth quarter of 2012 compared to the same quarter a year ago.  The write-off of goodwill in the fourth quarter of 2011 was the most significant contributor to the prior period loss per share and by extension improvement in the current year measure.  For the second and third quarters of 2012, net income per weighted average share was lower than the comparative periods even though our weighted average shares outstanding continued to decline as a result of share repurchases in both the current and prior year periods.  The weak performance of our U.S. northeast segment, coupled with lagging recycled commodity pricing, which impacted all segments, overshadowed organic and acquisition growth.  Net income per weighted average share in the first quarter of 2012 was on par with the same measure in the year ago period.

2011-2010

Net income per weighted average share in the first, second and third quarters of 2011, was higher or equal to the comparable quarter in 2010.  The principal reasons for this performance is due to organic growth, the impact of FX, tuck-in acquisitions and our third quarter acquisition of WSI and its related impact on the last two quarters of 2010 and first two quarters of 2011.  Recognizing a goodwill impairment loss on goodwill previously recorded in our U.S. northeast segment resulted in us recognizing a significant net loss per weighted average share in the fourth quarter of 2011.  Excluding the impact of impaired goodwill, our net income per share was higher than the fourth quarter of 2010, the reasons for which are outlined above in the discussion of net income or loss.

Financial Condition

(all amounts are in thousands of shares and  U.S. dollars, excluding per share or option amounts, unless otherwise stated)

Selected Consolidated Balance Sheet Information

	Canada -	U.S. -	Consolidated -	Canada -	U.S. -	Consolidated -
	December 31, 2012(*)	December 31, 2012(*)	December 31, 2012	December 31, 2011(*)	December 31, 2011(*)	December 31, 2011

Accounts receivable	$123,115	$115,843	$238,958	$113,636	$98,463	$212,099
Intangibles	$100,010	$187,837	$287,847	$98,796	$158,935	$257,731
Goodwill	$409,296	$519,818	$929,114	$372,596	$401,813	$774,409
Landfill development assets	$11,843	$7,872	$19,715	$8,669	$7,200	$15,869
Capital assets	$383,066	$544,452	$927,518	$300,928	$475,130	$776,058
Landfill assets	$207,485	$756,235	$963,720	$221,660	$737,132	$958,792
Working capital position (deficit) - (current assets less current liabilities)	$12,448	$(6,739)	$5,709	$(1,397)	$(35,157)	$(36,554)

Note:

(*)Includes certain corporate assets and liabilities, when applicable.

Accounts receivable - December 31, 2012 versus December 31, 2011

Change - Consolidated	$26,859
Change - Canada	$9,479
Change - U.S.	$17,380

The increase in accounts receivable is largely attributable to acquisitions which we completed in the year.  For our U.S. segment, approximately $9,600 of the increase is attributable to acquisitions and for Canada the amount is approximately $8,600.  The balance of the increase is due to timing, a stronger comparative operating performance in the fourth quarter of 2012 versus 2011, especially in our U.S. northeast segment, and FX which increased current year accounts receivable by approximately $2,700.

Intangibles - December 31, 2012 versus December 31, 2011

Change - Consolidated	$30,116
Change - Canada	$1,214
Change - U.S.	$28,902

In total, intangibles increased year-to-year and the increase is attributable to intangible asset additions, approximately $80,800, outpacing normal course amortization, approximately $53,600.  The increase in intangible assets is principally due to our U.S. segment which added $67,100 of value to intangible assets from acquisitions completed in the year partially offset by approximately $38,200 of amortization.  Approximately $30,300 of current year additions, for our U.S. operations, is due to an acquisition completed in our U.S. south segment.  In Canada, amortization of approximately $15,400 exceeded current year additions, approximately $13,700.  The balance of change is attributable to FX.

Goodwill - December 31, 2012 versus December 31, 2011

Change - Consolidated	$154,705
Change - Canada	$36,700
Change - U.S.	$118,005

The increase in goodwill is attributable to acquisitions completed in the year.  An acquisition completed in our U.S. south segment and two acquisitions completed in our U.S. northeast segment in the last half of 2012, combined, contributed approximately $94,700 to the year-to-year increase in goodwill.  In Canada, the increase in goodwill was fueled largely by acquisitions we completed in the central portion of Canada and a single acquisition we completed in eastern Canada.  FX of approximately $8,500 also contributed to the increase year-over-year.

Landfill development assets - December 31, 2012 versus December 31, 2011

Change - Consolidated	$3,846
Change - Canada	$3,174
Change - U.S.	$672

Ongoing landfill development initiatives in Canada net of amounts reclassified to capital and landfill assets is the primary reason for the increase.  Landfill development assets in Canada are principally comprised of amounts incurred to develop a replacement site for our Calgary landfill.

In March 2012, we received a modification to our operating permit for the Ridge landfill and reclassed the related costs from landfill development assets to landfill assets.  In addition, we reclassified various costs related to the construction of a new natural gas plant at our Lachenaie landfill to capital assets as well.  In total, costs incurred in respect of the permit modification and gas plant, totaling approximately $900, were reclassified out of landfill development costs.

In our U.S. segment, continued investment in our Jacksboro landfill project, coupled with a land option at our SLD landfill are the primary reasons for the increase.

Capital assets - December 31, 2012 versus December 31, 2011

Change - Consolidated	$151,460
Change - Canada	$82,138
Change - U.S.	$69,322

The Canadian segment increase is due to additions, acquired capital, working capital changes and FX, approximately $85,700, $28,100, $17,300 and $7,100, respectively, which outpaced amortization approximately $55,200.  Acquisitions completed in central and eastern portions of Canada during the year were the primary contributors to the increase in capital assets acquired.  The increase in working capital represents capital assets acquired but which remain unpaid at the end of the year.

The increase in U.S. segment capital assets is due to additions and assets acquired by way of acquisition, approximately $94,700 and $62,300, respectively, eclipsing amortization approximately $86,000.  An acquisition completed in our U.S. south segment and two acquisitions completed in our U.S. northeast segment in the last half of 2012, combined, represents approximately $50,800 of the approximately $62,300 increase in capital assets attributable to acquisitions in the year.

Please refer to the Other Performance Measures — Capital and landfill purchases section of this MD&A for additional details of the comparative change in current year additions.

Landfill assets - December 31, 2012 versus December 31, 2011

Change - Consolidated	$4,928
Change - Canada	$(14,175)
Change - U.S.	$19,103

In total, landfill assets increased year-to-year.  Total consolidated additions, approximately $66,500 and FX, approximately $4,800, combined to outpace amortization, approximately $67,300 (expressed net of amortization attributable to capitalized landfill retirement obligations).  The reclassification of landfill development assets to landfill assets and working capital changes represent the balance of the change.

In our Canadian business, landfill asset additions were approximately $8,300, while capitalized landfill retirement obligations were approximately $6,300.  Additions represent cell or site development expenditures incurred principally at our Lachenaie, Ridge and GAP landfills.  Amortization, including the amortization of capitalized landfill retirement obligations, totaled approximately $34,600, and in total more than offset landfill asset additions, including capitalized interest, capitalized landfill retirement obligations and FX.

In the U.S., additions were principally attributable to cell development at our Champ, Seneca Meadows, Bethlehem and JED landfills, approximately $58,200.  Amortization and working capital changes only partially offset current period additions.

Working capital position (deficit) - December 31, 2012 versus December 31, 2011

Change - Consolidated	$42,263
Change - Canada	$13,845
Change - U.S.	$28,418

Our Canadian segment’s working capital position strengthened from a slight deficit position at December 31, 2011 to a positive position at December 31, 2012.  The increase is the result of higher accounts receivable, prepaid expense and income taxes recoverable positions, approximately $9,500, $2,100 and $2,900, respectively.  The increase in accounts receivable is outlined above, while the increase in prepaid expenses is due to the comparative increase in prepaid interest as a result of higher outstanding indebtedness, higher prepaid insurance premiums and acquisitions.  The increase in income taxes recoverable is due in large part to the change in our consolidated borrowing arrangements.  When we entered into the consolidated facility, we replaced our Canadian facility, and this allowed us to recognize an immediate deduction of deferred financing costs for tax and a reduction in income subject to tax.  Accordingly, installment payments made in the current year exceeded amounts payable.  From a liability perspective, an increase in accounts payable was almost fully offset by a decline in accrued charges.  The increase in accounts payable is due in large part to capital expenditures incurred but unpaid.  Expenditures in respect of compressed natural gas collection (“CNG”) vehicles for a residential collection contract commencing early in 2013 and the revitalization of a transfer station in central Canada were the primary reasons for the rise in capital expenditures that remained unpaid at the end of the year.  Infrastructure expenditures incurred in western Canada to accommodate a new CNG vehicle serviced residential contract coupled with investment in a facility in western Canada also contributed to the increase in accounts payable on a comparative basis.  Accrued charges in the current year declined, due in large part to the payment of amounts accrued in respect of executive succession in the prior year.  Other notable contributions to the decline in accrued charges include lower indirect taxes payable, due to input tax credits for capital expenditures at the end of the current year, lower LTIP accruals resulting from a change to our plan for certain participants and lower bonus accruals as a result of the Company’s current year performance.

Our U.S. business also saw an improvement in their working capital position.  The increase is the result of higher accounts receivable, cash and cash equivalents and prepaid expense balances, approximately $17,400, $12,300 and $5,200, respectively.  The increase in cash and cash equivalents and prepaid expenses is a function of timing and the increase in accounts receivable is outlined above.  We also held excess cash at year end in anticipation of closing an acquisition that we didn’t close at the end of the year.  From a liability perspective, accrued charges increased approximately $21,800, due in large part to higher accrued transaction and related costs, which includes holdbacks for certain acquisitions completed in the year, the most significant of which is the acquisition completed in the Florida portion of our U.S. south segment.  Higher insurance reserves were partially offset by lower accrued interest and payroll accruals.  Payroll accruals are a function of timing and lower bonus accruals as a result of the Company’s current year performance.  Lower accrued interest amounts reflect a change in borrower for the Company’s long-term debt facility.  Accounts payable amounts declined by approximately $14,400 year-to-year.  The timing of capital spending and the related impact on accounts payable is the primary reason for the decline.

Disclosure of outstanding share capital

	December 31, 2012
	Shares	$

Common shares	115,166	1,773,530
Restricted shares	(173)	(3,460)
Total contributed equity	114,993	1,770,070

	February 19, 2013
	Shares	$

Common shares	115,166	1,773,530
Restricted shares	(173)	(3,460)
Total contributed equity	114,993	1,770,070

Normal course issuer bid (“NCIB”)

In August 2011, we commenced a normal course issuer bid to purchase up to 4,000 of our common shares.  Daily purchases on the Toronto Stock Exchange (“TSX”) were limited to a maximum of 47.833 shares.  Under the terms of the NCIB, we were only permitted to purchase a block of common shares once a week which could exceed the daily purchase limit, so long as the block was not owned by an insider.  All shares purchased were cancelled.  In December 2011, we received approval from the TSX to increase the number of common shares available for purchase under the NCIB to 7,500 and in August 2012, we received approval to renew our NCIB for an additional 12 months.  The renewed NCIB allows us to purchase up to 7,500 common shares in the open market and limits daily purchases on the TSX to a maximum of 57.806 shares.

For the year ended December 31, 2012, 3,155 common shares were purchased and cancelled at a total cost of approximately $65,600.  Since we commenced our NCIB, we have purchased 5,776 common shares for cancellation at a total cost of approximately $121,500 through December 31, 2012.

As of February 19, 2013, no additional common shares have been purchased and settled.

Changes to share capital resulting from the Company’s secondary offering

On March 29, 2011, in connection with the secondary offering of 10,906 common shares held by TC Carting III, L.L.C., an affiliate of Thayer | Hidden Creek Partners, L.L.C., the Company purchased 1,000 common shares from the underwriters in the secondary offering, at the public offering price of $23.50 per share.  The common shares purchased were cancelled.

Shareholders’ equity

We are authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

Common Shares

Common shareholders are entitled to one vote for each common share held and to receive dividends, as and when determined by the Board of Directors.  Common shareholders are entitled to receive, on a pro rata basis, the remaining property and assets of the Company upon dissolution or wind-up, subject to the priority rights of other classes of shares.

Special Shares

No special shares are outstanding.  Special shareholders are entitled to one vote for each special share held.  The special shares carry no right to receive dividends or to receive the remaining property and assets of the Company upon dissolution or wind-up.

Preferred Shares

No preferred shares are outstanding.  Each series of preferred share, when issued, will have rights, privileges, restrictions and conditions determined by the Board of Directors prior to their issuance.  Preferred shareholders are not entitled to vote, but take preference over the common shareholders in the remaining property and assets of the Company in the event of dissolution or wind-up.

Liquidity and Capital Resources

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Contractual obligations	December 31, 2012

	Payments due
	Total	Less than 1 year	1-3 years	4-5 years	Greater than 5 years

Long-term debt (current and long-term)	$1,683,388	$6,142	$9,903	$1,083,998	$583,345
Interest on long-term debt(*)	211,246	32,540	97,620	30,121	50,965
Landfill closure and post-closure costs, undiscounted	666,204	8,871	29,613	19,204	608,516
Interest rate swaps	3,788	2,523	1,265	—	—
Foreign currency exchange hedges	12,300	12,300	—	—	—
Operating leases	60,342	13,423	20,183	13,502	13,234
Capital leases	7,338	588	1,267	1,401	4,082
Other long-term obligations	21,108	—	21,108	—	—
Total contractual obligations	$2,665,714	$76,387	$180,959	$1,148,226	$1,260,142

Note:

(*)Long-term debt attracts interest at both fixed and variable interest rates.  Interest on variable rate debt is calculated based on borrowings and interest rates prevailing at December 31, 2012.  Interest is calculated through the period to maturity for all long-term fixed rate debt instruments.

Long-term debt

Summarized details of our long-term debt facilities at December 31, 2012 are as follows:

	Available lending	Facility drawn	Letters of credit	Available capacity

Credit Agreement (“consolidated facility”)
Revolving facility	$1,850,000	$1,074,712	$183,767	$591,521
Term B facility (*)	$500,000	$500,000	$—	$—

U.S. long-term debt facilities
Variable rate demand solid waste disposal revenue bonds (“IRBs”)(**)	$194,000	$109,000	$—	$85,000
Other	$2,116	$2,116	$—	$—

Note:

(*)Available lending and facility drawn amounts are expressed before the debt discount of approximately $2,400.

(**)IRB drawings at floating rates of interest, will, under the terms of the underlying agreement, typically be used to repay revolving credit advances on our consolidated facility.  However, IRB drawings bearing interest at floating rates requires us to issue letters of credit equal to the principal amount of the IRB drawn.

Funded debt to EBITDA (as defined and calculated in accordance with our consolidated facility)

At December 31, 2012, funded long-term debt to EBITDA is as follows:

	December 31, 2012	December 31, 2011
	Consolidated facility	Canada	U.S.

Funded debt to EBITDA	3.14	1.81	3.21
Funded debt to EBITDA maximum	4.00	3.00	4.00

Consolidated facility

On December 31, 2012, advances under the consolidated facility were approximately $1,074,700, excluding amounts drawn on the senior secured term B facility, and total letters of credit amounted to approximately $183,800.  Available capacity at December 31, 2012, excluding the accordion, was approximately $591,500 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our consolidated facility) was  3.14 times.  On a consolidated basis, long-term debt drawings increased year-over-year, principally as a result of acquisitions and share repurchases in the year.  A higher ending cash and cash equivalent balance at December 31, 2012 also contributed to the increase in long-term debt drawings.

Canadian facility — repaid October 24, 2012

In June 2012, we gave notice to our Canadian facility lenders of our interest to exercise a portion of the accordion feature available to us under our Canadian facility.  Effective July 19, 2012, total availability under the Canadian facility increased to C$595,000 from C$525,000.  The accordion feature declined by a like amount from C$125,000 to C$55,000.  All other significant terms remained unchanged.

In July 2011, we amended pricing on our Canadian facility.  Pricing on advances drawn under the facility declined by 62.5 basis points and pricing ranged from 50 to 175 basis points over bank prime for borrowings on prime and 150 to 275 basis points over Bankers’ Acceptances (“BAs”) for borrowings on BAs.  Pricing on financial letters of credit decreased by similar amounts and pricing ranged from 150 to 275 basis points.  Standby fees declined between 15 and 17.5 basis points, and pricing ranged from 37.5 to 68.8 basis points, while pricing for non-financial letters of credit decreased between 41.3 and 41.7 basis points.  All other significant terms remain unchanged.

U.S. facility — repaid October 24, 2012

In June 2012, we gave notice to our U.S. facility lenders of our interest to exercise a portion of the accordion feature available to us under our U.S. facility.  Effective July 20, 2012, total availability under the U.S. facility increased to

$1,253,600 from $1,122,500.  The accordion feature declined by a like amount from $255,000 to $123,900.  All other significant terms remained unchanged.

In July 2011, we entered into a Second Amended and Restated Senior Secured Revolving Credit Facility (the “amended U.S. facility”).  By entering into the amended U.S. facility the total commitment increased to $1,377,500, from $1,250,000.  Available lending under the amended U.S. facility was $1,122,500, up $45,000 from $1,077,500, and the facility had an “accordion feature” equal to $255,000.  While financial covenants remained principally unchanged, the amended U.S. facility introduced a maximum total funded debt to rolling four-quarter EBITDA ratio of 4.5 times and a maximum senior secured debt to rolling four-quarter EBITDA ratio of 3.5 times should the parent company, Progressive Waste Solutions Ltd., borrow an amount no less than $150,000 and loan these borrowings to IESI.  In addition, the restriction precluding IESI from paying dividends if their funded debt to EBITDA ratio exceeded 3.9 times increased to 4.4 times should IESI receive monies from parent company borrowings.  The amended U.S. facility was also modified to allow IESI to be in compliance with the requirement to maintain interest rate hedges at fixed rates for at least 40% of total funded debt so long as its’ in place interest rate hedges were not more than $10,000 under the 40% hedging requirement.  This test is performed quarterly.

Pricing declined on advances drawn under the facility by 75 basis points.  Pricing ranged from 175 to 250 basis points over LIBOR for borrowings on LIBOR and 75 to 150 basis points over bank prime for prime rate advances.  Pricing on financial letters of credit was 175 to 250 basis points which represented a decline of 75 basis points from previous pricing points.  Fronting fees of 12.5 basis points on financial letters of credit were payable at all pricing levels.  Standby fees declined by 12.5 basis points and ranged from 25 to 50 basis points.  All other significant terms remain unchanged.

Consolidated lending facility — initial drawing October 24, 2012

Effective October 24th, 2012, we entered into a $2,350,000 Credit Agreement (the “consolidated facility”) and concurrently repaid all outstanding indebtedness under our Canadian and U.S. facilities and our series B, senior secured debentures.  The borrower under the consolidated facility is Progressive Waste Solutions Ltd. (the “Company” or “Progressive”) and the facility is guaranteed by all subsidiaries of Progressive, excluding certain subsidiaries as permitted by the consolidated facility.  The consolidated facility is comprised of a $500,000 seven year senior secured term B facility, which was fully drawn on October 24th, and a $1,850,000 five year senior secured revolving facility (“consolidated revolver”).  The consolidated facility has a $750,000 accordion feature, which is subject to certain conditions.  Proceeds from the consolidated facility were used to refinance previously existing indebtedness and may be used for permitted acquisitions, as defined by the agreement, capital expenditures, working capital, letters of credit and for general corporate purposes.  Amounts drawn under the consolidated revolver are repayable in full at maturity.  The term B facility is subject to an amortization schedule and all final payment amounts outstanding, plus accrued interest, are due in full at maturity.  The term B facility is subject to principal amortization of one percent per annum, payable quarterly.  The term B facility is also subject to mandatory prepayment conditions, which include net cash proceeds from the sale of assets, the issuance of additional indebtedness that does not constitute permitted indebtedness and a percentage of excess cash flow, all of which are subject to various conditions.  The Company is required to provide its consolidated facility lenders with a first priority perfected security interest in all the present and future assets of it and its subsidiaries, save for the excluded subsidiaries, and excluding real estate and certain equipment unless requested by the lenders, including all present and future intercompany indebtedness and a pledge of all of the equity interests in each of the Company’s direct and indirect subsidiaries, subject to certain conditions.  The consolidated facility permits a maximum consolidated total funded debt to four-quarter consolidated EBITDA ratio (“leverage ratio”) of four times, as defined therein.  In the event the Company delivers to its lenders a corporate credit rating from Standard & Poor’s (“S&P”) or Moody’s of at least BBB-/Baa3 (with a stable outlook or better), the Company may elect to have the security interests of the lenders terminated, provided the term B facility is repaid in full, at which time the maximum leverage ratio declines to three and one half times.  The leverage ratio increases to four and one half times if the Company obtains unsecured indebtedness in an aggregate amount of not less than $250,000 and remains at this ratio for as long as the unsecured indebtedness remains outstanding.  The consolidated facility also requires a minimum four quarter consolidated EBITDA to consolidated interest expense ratio (“interest coverage ratio”) of two and one half times, subject to certain conditions, and two and three quarter times if the Company elects to have the security interests of the lenders terminated.  Borrowings on the consolidated revolver are available in either U.S. or Canadian dollars.  Pricing on the consolidated facility for U.S. base and

Canadian prime rate loans is the U.S. base or Canadian prime rate plus an applicable margin which ranges from 0.50% to 1.25% depending on the Company’s leverage ratio.  Borrowings on LIBOR based or BA loans are LIBOR or BA’s plus 1.50% to 2.25% depending on the Company’s leverage ratio.  BA equivalents are priced at the BA equivalent plus 10 basis points plus 1.50% to 2.25%.  Letter of credit fees are 1.50% to 2.25% and the commitment fee is 0.25% to 0.50%.  For the first six months following the closing of the facility, the applicable margin for LIBOR, BA and BA equivalent loans is no less than 2.0% per annum, the applicable margin for U.S. base or Canadian prime rate loans is no less than 1.0% per annum and the commitment fee is no less than 0.375%.  If an event of default occurs, the applicable margin on all obligations owing under the consolidated facility will increase by 2.0% per annum.  Letter of credit and commitment fees are payable quarterly in arrears.  Interest on borrowings is payable quarterly in arrears for U.S. base and Canadian prime rate loans and monthly in advance on BA loans.  Interest on LIBOR based loans is payable in arrears in accordance with the tenure of the drawing.  Pricing on the term B facility is LIBOR plus 275 basis points, subject to a LIBOR floor of 75 basis points, or U.S base plus 175 basis points.

Funded debt to EBITDA (as defined and calculated in accordance with our consolidated facility)

The ratio of funded debt to EBITDA, which includes first year pro forma EBITDA for completed acquisitions, is 3.14 times.  The ratio is higher than our target threshold due to the timing of acquisitions, growth and infrastructure spending and lower recycled commodity price performance than expected.  Cash flows from acquisitions beyond the first year of operation will contribute to the further improvement of funded debt relative to EBITDA in subsequent periods.  Cash flow contributions from growth and infrastructure spending will materialize over future periods and will also improve this relationship.

Working capital

Our consolidated working capital position at December 31, 2012 is approximately $5,700.  It is common for us to operate with a slight working capital position or deficit.  Our treasury function actively manages the Company’s available working capital with a mandate of reducing accounts receivable days outstanding, actively managing payments to our suppliers, and limiting the amount of cash and cash equivalents on hand in favour of reducing long-term debt advances, amongst others.  While our working capital position is only marginally positive, our ability to generate cash from operations is healthy.  We also view our access to funds available under our consolidated facility to be sufficient to meet our working capital needs.  Please refer to the Outlook section of this MD&A for additional discussion regarding our longer term liquidity requirements.

Risks and restrictions

Drawings on our term B facility, our consolidated revolver and a portion of our IRBs are subject to interest rate fluctuations with bank prime, the 30 day rate on BAs or LIBOR.  Term B facility drawings, $500,000, expressed before debt discount, consolidated revolver drawings, $1,074,712, and certain amounts drawn on our IRBs, $64,000, are subject to interest rate risk.  A 1.0% rise or fall in the variable interest rate results in a $5,000, $10,747 and $640, change in annualized interest expense, respectively.  A rise or fall in interest expense incurred by our Canadian business has a direct impact on current income tax expense.  Accordingly, a $5,317 increase in interest expense reduces current income tax expense by approximately $1,400.  Currently, our U.S. business has losses available to shelter income otherwise subject to tax.  Accordingly, a $5,000, $5,430 and $640 increase in interest expense will result in lower deferred income tax expense of approximately $4,100.  The inverse relationship between interest expense and both current and deferred income tax expense holds true for our Canadian and U.S. businesses should interest rates decline.

We are obligated under the terms of our consolidated facility and IRBs (collectively the “facilities”) to repay the full principal amount of each at their respective maturities.  Failure to comply with the terms included in any facility could result in an event of default which, if not cured or waived, could accelerate repayment of the underlying indebtedness.  If repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full.  Based on current and expected future performance, we expect to refinance these facilities in full on or before their respective maturities.

The terms of the facilities contain restrictive covenants that limit management’s discretion with respect to certain business matters.  These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity.  In addition, the consolidated facility contains several financial covenants that require us to meet certain financial ratios and financial condition tests.  Failure to comply with the terms of these facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment.  If the repayment of these facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay the facilities in full.

Fuel hedges, interest rate swaps and foreign currency exchange agreements at December 31, 2012

U.S. fuel hedges

Date entered	Notional amount (gallons per month expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date

October 2008	62,500	$3.69	Diesel Fuel Index	July 2009	October 2013
June 2009	170,000	$2.34	NYMEX Heating Oil Index	January 2013	May 2013
June 2012	150,000	$3.62	Diesel Fuel Index	January 2015	December 2015
May 2012	150,000	$3.94	Diesel Fuel Index	January 2013	December 2013
May 2012	150,000	$3.82	Diesel Fuel Index	January 2013	December 2013
June 2012	300,000	$3.74	Diesel Fuel Index	January 2013	December 2013
June 2012	62,500	$3.69	Diesel Fuel Index	November 2013	June 2014
May 2012	150,000	$3.85	Diesel Fuel Index	January 2014	December 2014
May 2012	150,000	$3.79	Diesel Fuel Index	January 2014	December 2014
June 2012	300,000	$3.73	Diesel Fuel Index	January 2014	December 2014
June 2012	150,000	$3.72	Diesel Fuel Index	January 2015	December 2015

Canadian fuel hedges

Date entered	Notional amount (litres per month expressed in litres)	Diesel rate paid (expressed in C$)	Diesel rate received variable	Effective date	Expiration date

May 2012	260,000	$0.61	NYMEX WTI Index	January 2013	December 2014
May 2012	260,000	$0.60	NYMEX WTI Index	January 2013	December 2014
June 2012	520,000	$0.76	NYMEX Heating Oil Index	January 2013	December 2013
June 2012	520,000	$0.57	NYMEX WTI Index	January 2014	December 2014
June 2012	520,000	$0.57	NYMEX WTI Index	January 2015	December 2015

Interest rate swaps

Date entered	Notional amount	Fixed interest rate (plus applicable margin)	Variable interest rate received	Effective date	Expiration date

October 2010	$160,000	1.07%	0.23%	November 2010	July 2014
March 2011	$60,000	1.61%	0.23%	April 2011	July 2014
June 2011	$30,000	1.13%	0.23%	July 2011	July 2014
October 2011	$45,000	*	*	October 2011	April 2013

Note:

(*)  This interest rate swap agreement is based on LIBOR with an interest rate cap of 3.0%.

Foreign currency exchange agreements

Date entered	U.S. dollars purchased	Foreign currency exchange rate	Effective date

October 2011	$4,000	1.0057	January 2013
February 2012	$4,000	0.9998	April 2013
August 2012	$4,300	1.0054	July 2013

Credit ratings of securities and liquidity

Our access to financing depends on, among other things, suitable market conditions and maintaining our credit ratings.  Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands for our services, increased competition, a deterioration in general economic and business conditions and adverse publicity.  Any downgrades in our credit ratings may impede our access to debt markets, raise our borrowing rates or affect our ability to enter into interest rate swaps, preclude us from entering into commodity swaps to hedge diesel fuel, other commodities or enter into foreign exchange currency agreements to hedge dividends paid between Canada and the U.S.

Ratings

On October 3, 2012, S&P issued a rating of BBB- stable and on October 1, 2012 Moody’s issued a rating of BA1 stable on our consolidated facility.

Cash flows

	Year ended
	December 31
	2012	2011	Change

Cash flows generated from (utilized in):

Operating activities	$336,761	$395,706	$(58,945)
Investing activities	$(530,534)	$(311,298)	$(219,236)
Financing activities	$209,593	$(84,795)	$294,388

Operating activities

Year ended

Overall, we expect working capital changes to reflect growth in our business, be it organic or acquisition.  We also expect non-cash working capital changes in the first half of the year to reflect a use of cash due to the timing of cash compensation payments.  Cash compensation payments accrued at the end of a year are made in the first quarter of the subsequent year.  We further expect non-cash working capital uses to increase in tandem with the seasonal nature of our business.

Compared to the prior year, cash generated from operating activities declined approximately $58,900 year-over-year.  The most significant reason for the decline is higher non-cash working capital uses, which increased approximately $40,000.  Excluding the impact of acquisitions, lower accounts payable, accrued charges and income taxes payable, net of income taxes recoverable, and higher accounts receivable and prepaid expenses all contributed to the increased use of working capital.  A discussion of the change in our working capital position is more fully described in the Financial Condition section of this MD&A.  In addition to the increased use of working capital year-over-year, softer overall operating performance was also a contributing factor to the decline in cash generated from operating activities.  Lower recycled commodity pricing and a weaker financial result from our U.S. northeast segment hindered our current year revenue and revenue less operating and selling, general and administration expense performance.  Lower interest expense was a positive to current year operating cash flow, partially offset by higher cash taxes.  The year-to-year change in interest and income taxes are more fully described in the Review of Operations section of this MD&A.

Investing activities

Year ended

Compared to the prior year, we invested more in acquisitions and capital and landfill assets.  In the current year, we completed 19 acquisitions for total cash consideration of approximately $282,300 compared to approximately $139,900 last year.  As always, the timing of acquisitions is inherently unpredictable from one year to the next and as such our investment in acquired companies reflects this variability.  In addition, looming changes to certain U.S. tax rules increased the appetite of private company owners to sell their company’s in advance of December 31, 2012.  Accordingly, we closed five acquisitions in our U.S. business in the fourth quarter of 2012 for total consideration in excess of $160,000.  The increase in capital and landfill purchases is addressed in detail in the Other Performance Measures section of this MD&A.

Financing activities

Year ended

From a financing perspective, higher borrowings were largely the result of more acquisitions completed in the current year compared to last.  We also invested more in capital and landfill assets on a comparative basis and continued to purchase shares under our NCIB, albeit slightly below 2011 levels.  The slower pace of current year share repurchases is a byproduct of the acquisitions we closed in the current year.  In addition, the increase in net debt drawings also reflects our use of cash required to support the change in working capital.  Lower excess free cash, due to higher capital and landfill investment, also contributed to higher comparative borrowings in the current year.

We have a strong ability to generate cash from operations and we expect the cash derived from operations will be sufficient to continue supporting our base operations for the foreseeable future.  We don’t anticipate a change to this expectation in the near to midterm and remain confident that we can continue to borrow on our long-term debt facility or raise capital in the equity markets as required.  As evidence of our ability to continue to borrow, please refer to the Liquidity and Capital Resources section of this MD&A which provides additional details of the consolidated facility we entered into on October 24th, 2012.

Critical Accounting Estimates

General

Our MD&A uses information from our financial statements prepared in conformity with U.S. GAAP.  In the preparation of our financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and, where and as applicable, disclosures of contingent assets and liabilities.  On an ongoing basis we evaluate our estimates, including those related to areas that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty.  These areas include, amongst others, landfill closure and post-closure costs, landfill assets, goodwill and other assumptions used in our determination of impairment, deferred income taxes, accrued insurance reserves and other areas of our business that require judgment.  Our estimates are based on historical experience, our observance of trends in particular areas and information or valuations and other assumptions that we believe to be reasonable under the circumstances and which form the basis for making judgments about the carrying value of assets and liabilities that may not be readily apparent from other sources.  Due to the inherent complexity, judgment and uncertainty in estimating certain amounts, actual amounts could differ significantly from these estimates.

We employ significant estimates in the determination of certain accounting amounts in the areas outlined below.

Landfill closure and post-closure costs

In the determination of landfill closure and post-closure costs we use a variety of assumptions, including but not limited to, the following: engineering estimates for materials, labour and post-closure monitoring, assumptions market place participants would use to determine these estimates, including inflation, markups, and inherent uncertainties due to the timing of work performed, the credit standing of the Company, the risk free rate of interest, current economic and financial conditions, landfill capacity estimates, the timing of expenditures and government oversight and regulation.

Significant increases or decreases in engineering cost estimates for materials, labour and monitoring or assumptions market place participants would use to determine these estimates could have a material adverse or positive effect on our financial condition and operating performance, all else equal.  Material inputs tied to commodity prices, which may include fuel or other commodities, whose value fluctuates with multiple and varied market inputs or conditions, could result in a rise or fall in engineering cost estimates.  Both increases and decreases in cost estimates are recognized over the period in which the landfill accepts waste.  However, upward revisions in cost estimates are discounted applying the current credit adjusted risk free rate, while downward revisions are discounted applying the risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

Landfill closure and post-closure costs are estimated applying present value techniques.  Accordingly, a decline in either the risk free rate or our credit spread over the risk free rate, or both, results in higher recorded landfill closure and post-

closure costs.  Inversely, an increase will result in lower recorded landfill closure and post-closure cost accruals.  Fluctuations in either of these estimates could have a material adverse or positive effect on our financial condition and operating performance.

A decrease or increase in the expected inflation rate will result in lower or higher recorded landfill closure and post-closure costs.  A change to our inflation estimate could have a material adverse or positive effect on our financial condition and operating performance.

Landfill capacity estimates are developed at least annually using survey information typically provided by independent engineers or land surveyors and are reviewed by management having the appropriate level of knowledge and expertise.  An increase in landfill capacity estimates, due to changes in the respective operating permit or design, deemed permitted capacity assumptions, or compaction, does not impact recorded landfill closure and post-closure costs, but does impact the recognition of expense in subsequent periods.  All else equal, accretion expense, which is recorded to operating expenses, will increase over the life of the site and thereby reduce adjusted EBITDA(A).  Landfill amortization expense will decline by a similar amount.  The inverse holds true for a decrease in capacity estimates.  Changes in landfill capacity estimates could have a material adverse or positive impact on our operating performance.

Changes to the timing of expenditures or changes to the types of expenditures or monitoring periods established through government oversight and regulation could have a material adverse or positive impact on our financial condition and operating performance.  If the timing of expenditures becomes more near-term, recorded landfill closure and post-closure costs will increase.  Changes to government oversight and regulation could increase or decrease estimated costs or the timing thereof, or result in additional or diminished capacity estimates as a result of permit life expansion or contraction.  A governmental change which renders the landfill’s operating permit inactive will result in the acceleration of both closure and post-closure costs, which will increase the recorded amount of landfill closure and post-closure costs, and these amounts could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of our landfills operation or its ability to operate as a going concern.

As landfills near the end of their active life, which is the case for our Calgary landfill, any change in estimate can have a significant impact on landfill closure and post-closure cost accruals as the period to ultimate spending is more near term compared to our other landfill sites.

Landfill assets

Similar to landfill closure and post-closure costs, the determination of landfill asset amortization rates requires us to use a variety of assumptions, including but not limited to the following: engineering estimates for materials and labour to construct landfill capacity, landfill capacity estimates, and government oversight and regulation.

Changes to any of our estimates, which may include changes to material inputs tied to commodity prices, economic and socio-economic conditions which impact the rate of inflation, changes to landfill operating permits or design, deemed permitted capacity assumptions, or compaction which impacts landfill capacity estimates or a change in government or a governmental regulation that impacts estimated costs to construct or impacts capacity, may have a material adverse or positive impact on our financial condition and results of operations.  Changes which increase cost estimates or reduce or constrain capacity estimates will result in higher landfill asset amortization expense in future periods, but have no immediate effect on capitalized landfill assets unless the asset is determined to be impaired.  Higher landfill asset amortization will be recorded over a shorter period of time to reflect the shortened life of the site.  Changes which decrease cost estimates or increase capacity estimates will have the inverse effect.

Included in the capitalized cost of landfill assets, are amounts incurred to develop, expand and secure the landfills operating permit in addition to capitalized interest costs which are capitalized over the period when portions of the landfill are being constructed but are not available for use.  These amounts are amortized over the period in which the landfill actively accepts waste.  Any change to capacity estimates will impact the period over which these costs are amortized.  A governmental change which renders the landfill’s operating permit inactive will result in the recognition of an impairment charge to landfill assets, and this charge could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation and its ability to operate as a going concern.

Goodwill

Goodwill is not amortized and is tested annually for impairment or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount.  Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated competition; a loss of key personnel; a more likely than not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss by a subsidiary that is a component of the reporting unit.  Goodwill is not tested for impairment  when the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, the most recent fair value determination results in an amount that exceeded the carrying amount by a substantial margin, and based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote.

The impairment test is a two step test.  The first test requires us to compare the fair value of our reporting units to their carrying amounts.  If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired.  However, if the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any.  The fair value of goodwill is determined in the same manner as the value of goodwill determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill.  Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation.  In determining fair value, we have utilized a discounted future cash flow approach.  Additional measures of fair value are also considered by us.  Accordingly, we compare fair values determined using a discounted future cash flow approach to other fair value measures which may include some of all of the following: adjusted EBITDA(A) multiplied by a market trading multiple, offers from potential suitors, where available, or appraisals.  There may be circumstances where an alternative method to determine fair value is a more accurate measure.  Accordingly, if our enterprise value declines due to share price erosion or our adjusted EBITDA(A) declines as a result of recession, loss of business or loss of operating permit, goodwill may be impaired and could have a material adverse effect on our financial condition and operating performance.

Our annual impairment test was completed on April 30, 2012, at which time we determined that the fair value of our Canadian and U.S. south reporting units substantially exceeded their carrying amounts while the fair value of the northeast reporting unit exceeded its carrying amount by a marginal amount. At December 31, 2012, we re-performed step one of the goodwill impairment test for our U.S. northeast reporting unit due to the loss of key management and the continuation of economic weakness and competition.  The results of the step one test concluded that the fair value of the U.S. northeast reporting unit was in excess of its carrying amount and a step two test was not warranted.

In determining the fair value of our U.S. northeast reporting unit, in step one of the goodwill impairment test, we included the expected cash flows attributable to successfully securing a long-term contact with New York City.  Should the prospects of securing a long-term contract with the city become less certain or we are not successful in the award of such contract, the fair value of our U.S. northeast reporting unit will be less than its carrying amount and we will be required to perform step two of the two step impairment test to determine the resulting impairment loss.  It is our belief that if we are not awarded the long-term contract with New York City, goodwill recorded in our U.S. northeast reporting unit will be impaired.

Deferred income taxes

Deferred income taxes are calculated using the liability method of accounting.  Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws.  The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to operations in the period in which the change in tax rate occurs.  Unutilized tax loss carryforwards that do not meet the more likely than not threshold are reduced by a valuation allowance in the determination of deferred income tax assets.

Significant changes to enacted tax rates or laws, or estimates of timing differences and their reversal, could result in a material adverse or positive effect on our financial condition and operating performance.  In addition, changes in regulation or insufficient taxable income could impact our ability to utilize tax loss carryforwards, which could have a significant impact on deferred income taxes.

The recognition of deferred tax assets related to unutilized loss carryforwards is supported by our historical, and expected, ability to generate income subject to tax.  Should we be unable to continue generating income subject to tax, deferred tax assets resulting from unutilized loss carryforwards may not be available to us prior to their expiry.  Looking forward, we will continue to defer the use of discretionary tax deductions in periods where the expiry of loss carryforwards maybe impacted by their use with a view to maximizing our realization of these deferred tax assets.  Should we not be able to realize our deferred tax assets attributable to loss carryforwards, we would record a deferred income tax expense in the period when we determine that the likelihood of not realizing these losses was more likely than not.  Our maximum exposure is equal to the carrying amount of the deferred tax asset attributable to loss carryforwards, approximately $79,800.  Loss carryforwards available to us from our acquisition of WSI and related specifically to WSI’s U.S. operations are included in this amount.  In light of our historical ability to generate income subject to tax and based on our expectations for the future, we view the risk of not realizing these deferred tax assets as low.

We recognize accounting expense related to landfill closure and post-closure costs and these accounting expenses are not deductible for tax on a similar basis.  This difference has resulted in a deferred tax asset.  We are obligated under the terms of our landfill operating permits to satisfy the obligations for closure and post-closure monitoring at each site.  We view our historical financial performance, expected future financial performance, relationships with all levels of government and community as key indicators that we will continue as a going concern, and, as such, deem the risk of not recognizing these deferred tax assets as low.

Accrued insurance reserve

In the U.S. we are self-insured for certain general liability, auto liability and workers’ compensation claims.  For certain claims that are self-insured, stop-loss insurance coverage is maintained for incidents in excess of $250 and $500, depending on the policy period in which the claim occurred.  For claims where stop-loss insurance coverage is not maintained, additional insurance coverage has been added to cover claims in excess of these self insured levels.  We use independent actuarial reports both quarterly and annually as a basis for developing our estimates for reported claims and estimating claims incurred but not reported.

Significant fluctuations in assumptions used to assess and accrue for accident claims reserves, including filed and unreported claims, claims history, the frequency of claims and settlement amounts, could result in a material adverse or positive impact on our financial condition and operating performance.

Other

Other estimates include, but are not limited to the following: estimates for doubtful accounts receivable; recoverability assumptions for landfill development assets; the useful life of capital and intangible assets; estimates and assumptions used in the determination of the fair value of contingent acquisition payments and assets and liabilities acquired in a business combination; various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates; share based compensation, including a variety of assumptions and variables used in option pricing models; and the fair value of financial instruments.

New Accounting Policies Adopted or Requiring Adoption

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”)

In May 2011, FASB issued amendments that changed the wording used to describe the requirements for measuring fair value and for disclosing information about fair value measurements, including enhanced disclosures about the assumptions used in fair value measurements.  These amendments result in common fair value measurement and disclosure requirements between U.S. GAAP and IFRS.  The amendments are applicable prospectively.  For us, this guidance was effective January 1, 2012.  This guidance did not have a significant impact on our financial statements.

Presentation of Comprehensive Income

In June 2011, FASB issued amendments to the presentation of comprehensive income.  The amendments give an entity the option to present comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  In either instance, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income.  An entity is also required to present on the face of the financial statements adjustments for items reclassified from other comprehensive income to net income and present these adjustments with the components of net income and other comprehensive income.  In December 2011, FASB indefinitely deferred the second requirement.  The amendments are to be applied retrospectively and were effective for us on January 1, 2012.  This guidance did not have a significant impact on our financial statements.

Intangibles — Goodwill and Other: Testing Goodwill for Impairment

In September 2011, FASB issued amendments in respect of testing goodwill for impairment.  The amendment provides an entity with the option to qualitatively assess factors to determine if it is more likely than not that the fair value of a reporting unit exceeds its carrying amount.  If an entity’s qualitative assessment concludes that it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, then the entity is not required to perform step one of the two-step impairment test.  However, if an entity’s assessment concludes otherwise, the entity is required to perform the first step of the two-step impairment test which requires the entity to calculate the fair value of the reporting unit and compare it to its carrying amount.  The amendments also provide the entity with the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step impairment test.  An entity may resume the qualitative assessment in a subsequent period.  The amendments are effective for our annual and, if necessary, interim impairment tests performed after December 31, 2011.  This guidance did not have any impact on our financial statements.

Intangibles — Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment

In July 2012, FASB issued amendments to the testing of indefinite-lived intangible assets for impairment.  The amendment provides an entity with the option to first assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible is impaired. If an entity’s qualitative assessment of events and circumstances concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity’s assessment concludes otherwise, the entity is required to perform the quantitative impairment test which compares the fair value of the indefinite-lived intangible to its carrying amount. The amendments also provide the entity with the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity may resume the qualitative assessment in any subsequent period.  The amendments are effective for our annual and, if necessary, interim impairment tests performed after September 15, 2012.  This guidance will not have any impact on our financial statements.

Comprehensive Income — Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, FASB issued amendments to comprehensive income requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income.  For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts.  This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account instead of directly to income or expense in the same reporting period.  The amendments are effective for reporting periods beginning after December 15, 2012 with early adoption permitted.  This guidance is not expected to have a significant impact on our financial statements.

Related Party Transactions

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

In January 2010, we entered into a Share Purchase Agreement with two companies to acquire a fifty percent ownership interest in each.  The remaining fifty percent ownership interests are held by two trusts.  The brother of one of our former directors, who currently provides consulting services to our Company, serves as a trustee for both trusts.  Our former director serves as a trustee for one of the two trusts and has no economic interests in the trusts or their underlying assets.  The business conducted by each of these two companies is consistent with the business of the Company and is comprised principally of compactor and related equipment rentals. Our original investment in these companies totaled approximately $3,300 or C$3,500, which includes common shares in the invested companies and net adjustments, as defined in the Share Purchase Agreement.

Investments in which we have joint control over the strategic operating, investing and financing policies of an investee, are accounted for using the equity method of accounting.  The equity method of accounting requires that we record our initial investment at cost.  The carrying value of our initial investment is subsequently adjusted to include our pro rata share of post-acquisition earnings from the investee, reflecting adjustments similar to those made in preparing consolidated financial statements, which we include in our determination of net income.  In addition, our investment also reflects loans and advances, including amounts accruing thereon, our share of capital transactions, changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods.  Dividends received or receivable from our investee reduces the carrying value of our investment.

In December 2010, we received a promissory note from our equity accounted investee for C$750.  The promissory note is repayable on demand with no fixed term to maturity.  Interest on the note accrues at a rate equal to the greater of 5.5%, or bank prime plus 2.0% per annum calculated annually, not in advance, and payable on maturity.  The promissory note may be repaid, in whole or in part, at any time, subject to certain restrictions.

Transactions between us and our investee have all been transacted in the normal course of business.  These transactions are generally the result of the investee billing us for services it provides.  In turn, we bill our customers for this service which is measured at the exchange amount.  Transactions between us and our investee only reflect our share of the transaction.  We incurred approximately $300  (2011 - $300) of charges for the year ended December 31, 2012 from our equity investee which are recorded to operating expenses.

A company providing transportation services to us is owned by an officer of a BFI Canada Inc. subsidiary.  Total charges of approximately $3,700 (2011 - $2,400) were incurred for the year ended December 31, 2012.  Pricing for these transportation services is billed at market rates which approximates fair market value.

We lease office space that is owned by one of our directors.  The lease commenced in 2004 and has a lease term expiring in September 2014.  The cost of the lease is approximately C$320 annually.

In 2012, we incurred consulting fees from one of our former directors.  For the year ended December 31, 2012 these fees totaled approximately $800, respectively.  This consulting arrangement may continue on a month to month basis.

These transactions are in the normal course of operations.

Outlook

(all amounts are in thousands of U.S. dollars, except per weighted average share amounts, unless otherwise stated)

Overview

Management is committed to employing its improvement and market-focused strategies with the goal of delivering additional value to the Company’s shareholders.  Management is further committed to deliver a multi-pronged approach in its delivery of shareholder value, which may include some or all of the following: business growth through strategic acquisition, reinvestment in the business to drive organic growth or operating efficiencies, share repurchases and/or dividend increases.  Management’s objective is to continuously improve the business, which equates to a focus on revenue growth and effective cost management.  New market entry, existing market densification and landfill development is our business focus as we look for ways to expand our operations, increase customer density in strategic markets, and increase the internalization of disposed waste.  In addition, we continue to investigate and review alternative technologies for waste diversion, and when appropriate, invest in them.  Our strengths are founded in the following: historical organic growth, growth through strategic acquisition, strong competitive position, a solid customer base with long-term contracts, disciplined operating process, predictable replacement capital requirements and stable cash flows.  We are committed to actively managing these strengths in the future.

Strategy

Increase collection density.  Operating in high density urban markets provides us with the opportunity to develop significant collection density.  Our ability to strategically increase collection density in a given market enhances our flexibility to pursue organic growth strategies, generate cash flow and achieve margin expansion through vertical integration.  In addition, increasing our revenue per hour against a fixed cost base creates operating leverage in our business model. We intend to continue our focus of growing within existing markets that support our market strategy and pursue growth in new markets that provide similar opportunities.

Optimize asset mix to improve return on capital.  Balancing the composition of assets within our segments and operating areas allows us to execute our asset productivity strategies.  By optimizing our collection, recycling and disposal assets around a mix of commercial, industrial and residential customers, we believe we can increase our return on invested capital.  Our asset mix in Canada has consistently generated strong adjusted EBITDA(A).  We have and will continue to execute a variety of strategies to adjust our asset mix and to improve margins in our U.S. operations.  Accordingly, we intend to acquire collection assets to increase density and optimize price and volume strategies in our U.S. northeast operations.

Generate internal growth.  We seek to leverage our market positions and asset profile to drive internal revenue growth.  Through focused business development efforts, we seek to increase contracted waste volumes in the markets we serve.  In particular, we are focused on obtaining new commercial, industrial and residential contracts in markets that we can integrate into our existing operations.  By increasing route density in the markets we also offer disposal, we can strengthen the internalization and margin profile of our existing operations.  In addition, we intend to apply different pricing strategies, when appropriate, to adequately capture the value of our service offerings.

Increase internalization.  We seek to increase internalization in the markets we serve by controlling the waste stream from our collection operations to our disposal assets.  Internalization gives us greater ability to control costs by avoiding third-party landfill tipping fees and allows for greater asset utilization within our business.  We believe vertical integration is critical to our objective of achieving access to a landfill or other waste disposal facility on favorable terms and to maintaining a steady supply of waste, which is needed to operate these facilities economically.  In support of our internalization goals, we aim to increase route density and acquire assets that enhance vertical integration opportunities in our markets.

Pursue strategy enhancing acquisitions.  We employ a disciplined approach to evaluating strategic acquisitions.  We intend to pursue acquisitions that support our market strategy and are accretive on a return on capital and free cash flow(B) basis.  Our acquisition efforts are focused in markets that we believe enhance our existing operations or provide significant growth opportunities.  We have identified acquisition targets that meet our strategic criteria.

Guidance outlook

We included in our press release for the fourth quarter and year ended December 31, 2012, issued February 14, 2013, guidance for the fiscal year ending December 31, 2013.  This press release is available at www.sec.gov and www.sedar.com.

Operations

Our objective is to pass through fuel and commodity surcharges, and environmental costs, including government imposed disposal charges to our end customers, with the goal of eliminating variability in our operating results and cash flows.  However certain services and contracts make it difficult for us to recover fuel and commodity price variability.  Therefore, to eliminate a portion of this variability, we may enter into fuel and commodity hedges.  Readers are reminded that increasing fuel costs, environmental costs, and government imposed disposal charges result in higher revenues when passed through to end customers which, all else equal, reduces our gross operating margin (defined as revenues less operating expenses divided by revenues).

Revenues

We expect to realize 2013 revenue growth in Canada which is equal to or greater than growth in Canada’s gross domestic product (“GDP”).  We expect that volume and organic growth will improve density and productivity, and we continue to look for pricing growth in the markets we serve.  Further, we look to maximize landfill tonnages and recover operating cost variances resulting from fluctuations in the price of diesel fuel and other costs, and we will continue to execute our growth strategy through strategic “tuck-in” acquisitions.

In the U.S., portions of our U.S. south operations will grow on pace with U.S. GDP growth, but we anticipate our Florida operations will fall short of the national average.  In light of the prolonged economic downturn and high levels of competition impacting operations in our U.S. northeast business, we expect the U.S. northeast to trail average GDP growth in 2013.  Not unlike our Canadian operations, we continue to execute our market focused strategies in the U.S. to influence price, volume, densification, productivity and internalization.  In addition, we continue to pass along operating cost increases where we can and we continue to pursue growth through strategic acquisition in this region.

As noted in the Review of Operations section of this MD&A, we lost certain contracts in 2012 that will have a carryover impact in 2013.  The expected headwind to revenues in 2013 is approximately $37,400 and approximately $5,700 to EBITDA(A).  Sandy will also be a drag on 2013 revenues and EBITDA(A) on a comparative basis., approximately $8,000 and $2,500, respectively.

SG&A

For the year ended December 31, 2012, SG&A expense benefited from lower LTIP and bonus costs.  The benefit was a function of changes to the LTIP plan, as previously outlined in the Review of Operations section of this MD&A, and lower  bonus and LTIP expenses resulting from the Company’s 2012 performance.  As a result, we expect lower LTIP and bonus expenses to be a 2013 headwind or approximately $7,800.

Other

Calgary landfill

We continue to work through the regulatory and approvals process to establish a replacement site for our Calgary landfill.  We completed construction of a transfer station to accommodate both internal and external wastes that would have otherwise been destined for our Calgary site due to the expected delay between the closure of our existing site and the opening of a replacement site.  We anticipate incurring additional hauling costs to transport waste to our Coronation landfill or a third-party site and the annual impact could be as much as a C$18,300 reduction to EBITDA(A).  We expect the Calgary landfill to continue operations through June 2013 and expect a comparative decline in EBITDA(A) for 2013 of approximately C$11,200.  Please refer to our press release issued February 14, 2013 which outlines our assumptions and factors used in the development of our 2013 outlook and the factors readers should consider when using forward looking information.

Commodity pricing

Our revenues and earnings are impacted by changes in recycled commodity prices, which principally include old corrugated cardboard (“OCC”) and other paper fibers, including newsprint, sorted office paper and mixed paper.  Other commodities we receive include wood, plastics, aluminum and metals.  Our results of operations may be affected by changing prices or market requirements for recyclable materials.  The resale and purchase price of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control.  These fluctuations may affect our consolidated financial condition, results of operations and cash flows.  Based on current volumes, a ten dollar change in the price of an average basket of commodities results in an approximately $8,000 change to revenues and an approximately $0.04 change to net income per share on an annual basis.

Foreign currency

We have elected to report our financial results in U.S. dollars.  However, we earn a significant portion of our revenues and income in Canada.  We provided our guidance for 2013 assuming parity between the Canadian and U.S. dollar.  If the U.S. dollar strengthens by one cent our reported revenues will decline by approximately $7,600.  EBITDA(A) is similarly impacted by approximately $2,500, assuming a strengthening U.S. dollar.  The impact on net income for a similar change in FX rate, results in an approximately $1,000 decline.  Should the U.S. dollar weaken by one cent, our reported revenues, EBITDA(A) and net income will improve by amounts similar to those outlined above in the event of a strengthening U.S. dollar.

Taxation

In March 2010, the Minister of Finance of Canada announced that it intended to allow the deduction of property losses that would have otherwise been lost to subsidiaries of an income trust on the trust’s wind-up.  The Minster’s announcement requires enactment before we can record the benefit for accounting purposes due to the wind-up of the trust in 2009.  In October 2012, the Minister of Finance, tabled a detailed Notice of Ways and Means Motion to implement outstanding technical tax amendments which addresses their announcement of intention dating back to March 2010.  If enacted, the benefit to us is expected to be in excess of C$3,000.

Our U.S. business continues to utilize carryforward losses available to it to offset income otherwise subject to tax.  Based on the current rate of utilization and expected performance of our U.S. business, we expect that these carryforward losses will be fully utilized as early as the second quarter of 2014.  Accordingly, current income tax expense will increase significantly as a result of the full utilization of the carryforward losses currently available.  The increase in current income tax expense in 2014 and beyond will have a significant impact on the amount of free cash flow(B) we generate and the free cash flow(B) yield we return.  Based on our current business performance, we estimate current income tax expense will increase by approximately $50,000 to $55,000 annually.

The Company’s wholly-owned Canadian holding company holds all of the issued and outstanding share capital of our U.S. business.  We have reviewed our investment in our U.S. business and have concluded that our investment has been permanently reinvested.  We have drawn this conclusion after careful consideration of many factors.  Management’s stated strategy is to continue to grow through strategic acquisition and this growth will, most likely, be concentrated in the U.S.  Additionally, repatriating monies from our U.S. operations comes at a cost in the form of withholding taxes.  We have no intention of incurring withholding taxes unnecessarily, and as such we ensure that all alternatives are considered before we repatriate any monies from our U.S. business to Canada.  Applying this approach also eliminates exposure to foreign currency risk.  Our Canadian operations have the ability to generate earnings and or draw availability under the consolidated facility to achieve this plan.  Accordingly, we have not established a deferred tax asset or liability reflecting the difference between the tax and accounting values of our Canadian held investment in our U.S. operations.  If, however, we are required to repatriate some portion of our U.S. operations to Canada, these monies would likely attract withholding taxes at a rate of 5%, subject to our U.S. operations cumulative earnings and profits position at the time of repatriation, and these taxes would be accrued and paid for at the time of repatriation.

The Company’s indirectly held, but wholly-owned, U.S. holding company, WSI LLC, holds a 22.5% interest in the issued and outstanding share capital of BFI Canada Inc.  We have reviewed our investment in our Canadian business and have concluded that our investment has been permanently reinvested.  We have drawn this conclusion after considering many of the same factors outlined above that support permanent reinvestment of our Canadian held interest in our U.S. business.  Accordingly, we have not established a deferred tax asset or liability reflecting the difference between the tax and accounting values of our U.S. held investment in our Canadian operations.  If, however, we are required to repatriate some portion of our Canadian operations to the U.S., these monies would likely attract withholding taxes at a rate of 5%, subject to our Canadian operations cumulative earnings and profits position at the time of repatriation, and these taxes would be accrued and paid for at the time of repatriation.

Financing strategic growth

One of our objectives is to grow organically and through strategic acquisition.  Growth through strategic acquisition is dependent on our ability to generate free cash flow(B) and our ability to access debt and equity in the capital markets.  We remain confident we will continue to generate free cash flow(B) in excess of our dividend payments and share repurchase targets and these excess amounts will be available to finance a portion of our continued growth, including growth through strategic acquisition.  Significant growth, especially through strategic acquisition, will require continued access to debt and equity in the capital markets and any capital market restrictions could affect this growth.  We remain confident that our current access to the capital markets is sufficient to meet our near and longer-term needs.

Share repurchases

We commenced the purchase of our common shares under the normal course issuer bid in 2011.  Based on the acquisitions we completed in 2012, it is our intention to be selective in the repurchase of our common stock in 2013 and focus on reducing our long-term debt borrowings.  Our intent to not aggressively repurchase common shares in 2013 is subject to various factors, including but not limited to, economic and market conditions, our share price, acquisition opportunities and our long-term debt levels, to name a few.

Liquidity

Our ability to generate cash from operations is strong.  Our operations generate stable cash flows, which we expect will be in excess of our needs to continue operating the business steady state.  Over the long-term, we intend to apply a balanced approach to the use of these cash flows for strategic acquisitions, share repurchases, dividends and debt repayment.  In addition, it is our long-term goal to maintain a consolidated total debt to adjusted EBITDA(A) ratio in the range of 2.3 to 2.7 times.  On a pro forma basis, calculated at FX parity, we are in excess of our long-term target range of 2.7 by approximately 0.4 times, which is due in large part to our recent acquisition activity, coupled with the recent downward trend in commodity prices and a weaker than anticipated performance from our U.S. northeast operations.  We anticipate a return to our stated long-term range in the near to mid-term, but caution that acquisitions are lumpy which may influence the near term result of this ratio from time to time.  With our closing of the consolidated facility on October 24th, 2012, we have, what we believe to be, an adequate source of liquidity in the mid-term.

Borrowing rates are at historical lows in the U.S. and at comparatively low levels in Canada.  Accordingly, if the economy strengthens, we would expect interest rates to rise.  An increase in interest rates results in higher interest expense partially offset by lower current or deferred income tax expense.

Withholding taxes on foreign source income

When and as applicable, withholding tax on foreign source income is recorded as current income tax expense on the condensed consolidated statement of operations and comprehensive income or loss (“consolidated statement of operations and comprehensive income or loss”).  An increase in dividends paid or common share repurchases funded by IESI, or the inability of IESI to return capital, results in an increase in withholding taxes from foreign source income received by the Company.  In addition, in connection with the closing of the WSI acquisition, there were various changes made to our organizational structure in order for us to complete and structure the transaction.  One such change resulted in our Canadian operations being partially owned by a U.S. holding company within our consolidated group of companies.  Accordingly, a per share dividend paid by the Canadian parent for the benefit of, and distribution by, Progressive Waste Solutions Ltd. to its shareholders also requires the Canadian parent to pay a like dividend to the U.S. holding company.  Amounts paid by the Canadian parent to the U.S. holding company are subject to withholding tax.

Amortization

We have historically accounted for acquisitions applying the purchase method of accounting.  The purchase method of accounting required us to recognize the fair value of all assets acquired and liabilities assumed, including recognizing all intangible assets separately from goodwill.  On acquisition, fair value adjustments typically increased the carrying amount of capital and landfill assets and resulted in the allocation of a portion of the purchase price to identified intangible assets. Accordingly, capital, landfill and intangible asset amortization not only includes amortization of the assets unamortized original cost but also includes the amortization of fair value adjustments recognized on acquisition.  Even though we have grown organically, a significant portion of our growth has been through acquisition. Therefore, fair value adjustments included in amortization expense are significant.  Our most notable fair value adjustments arose on the formation of our predecessor company, our initial public offering, and our acquisitions of IESI, WSI, the Ridge landfill, Winters Bros., Fred Weber and Choice Environmental.  Due to the inherent difficulty in isolating fair value adjustments for every acquisition completed by us, it is unreasonable for us to derive the exact impact these acquisitions have had on amortization expense.  Fair value adjustments are recognized in amortization expense over the useful life of the underlying asset and for landfill assets over the landfills permitted or deemed permitted useful life.  If we continue to grow through acquisition, amortization expense will continue to increase.  Increases will be partially offset by declines in fully amortized fair value adjustments.

Financial Instruments

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Hedge accounting

We enter into commodity swaps to reduce our exposure to fluctuations in cash flows due to changes in the price of diesel fuel which we consume to service certain fixed price contracts or in certain segments of our business where the recovery of escalating fuel prices is either difficult or non-existent.  To fulfill our objective, we have entered into cash flow hedges specifically tied to a portion of our forecasted diesel fuel purchases.

We have also entered into interest rate swaps to mitigate the risk of interest rate fluctuations resulting from variable rate interest charged on borrowings under our pre-existing U.S. facility and to satisfy a condition required by that facility.  In connection with us entering into our consolidated facility, the requirement to swap a portion of variable rate debt to a fixed rate of interest was eliminated.  In conjunction with the repayment of our U.S. facility, effective October 24, 2012, the designation of interest rate swaps as cash flow hedges ceased and hedge accounting was discontinued.  This change resulted in a reclassification adjustment to earnings net of the related income tax effect.

At December 31, 2012, we designated certain commodity and interest rate swaps as cash flow hedges.  The following table outlines changes in the fair value of commodity and interest rate swaps designated as cash flow hedges and their impact on other comprehensive income or loss, net of the related income tax effect.

	Year ended
	December 31
	2012	2011

Derivatives designated as cash flow hedges, net of income tax
Other comprehensive income or loss, interest rate swaps	$3,854	$(2,478)
Other comprehensive income or loss, commodity swaps	(2,250)	(3,312)
Total other comprehensive income or loss, net of income tax	$1,604	$(5,790)

We measure and record any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased.  Gains or losses are reclassified to net income or loss as diesel fuel is consumed.   The estimated net amount of the unrealized losses on commodity swaps expected to be reclassified to earnings within the next twelve months is approximately $900 (December 31, 2011 — approximately $1,500).  The timing of actual amounts reclassified to net income is dependent on the movement of diesel fuel prices in the future.

Until October 24th, 2012, we measured and recorded any ineffectiveness on interest rate swaps using regression analysis.  Interest rate swaps were, and continue to be, settled quarterly.  Gains or losses arising from interest rate swaps are reclassified to interest expense upon settlement.

Credit risk

Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge its obligation.  Our exposure to credit risk is limited principally to cash and cash equivalents, accounts receivable, other receivables, funded landfill post-closure costs, interest rate and commodity swaps, and when and as applicable, FX agreements and hedge agreements for OCC.  In all instances, our risk management objective, whether of credit, liquidity, market or otherwise, is to mitigate our risk exposures to a level consistent with our risk tolerance.

Cash and cash equivalents

Certain senior management is responsible for determining which financial institutions we bank and hold deposits with.  Management’s selected financial institutions are approved by the Board of Directors.  Senior management typically selects financial institutions which are lenders in its long-term debt facilities and those which are deemed by management to be of sufficient size, liquidity, and stability.  Management reviews the Company’s exposure to credit risk from time to time or as a condition indicates that the Company’s exposure to credit risk has or is subject to change.  Our maximum exposure to credit risk, related to cash and cash equivalents, is the fair value of these amounts recorded on the condensed consolidated balance sheet (“consolidated balance sheet”), approximately $29,900 (December 31, 2011 — approximately $14,100).  We hold no collateral or other credit enhancements as security over our cash and cash equivalent balances.  We deem the credit quality of our cash and cash equivalent balances to be high and no amounts are impaired.

Accounts receivable

We are subject to credit risk on accounts receivable and our maximum exposure to credit risk is equal to the fair value of accounts receivable recorded on our consolidated balance sheet, approximately $239,000 (December 31, 2011 - $212,100).  We perform credit checks or accept payment or security in advance of service to limit our exposure to credit risk.  The diversity of our customer base, including diversity in customer size, balance and geographic location inherently reduces our exposure to credit risk.   We have also assigned various employees to carry out collection efforts in a manner consistent with our accounts receivable and credit and collections policies.  These policies establish procedures to manage, monitor, control, investigate, record and improve accounts receivable credit and collection.  We also have policies and procedures which establish estimates for doubtful account allowances.  These calculations are generally based on historical collection or alternatively historical bad debt provisions.  Specific account balance review is permitted, where practical, and consideration is given to the credit quality of the customer, historical payment history, and other factors specific to the customer, including bankruptcy or insolvency.

Accounts receivable that are deemed by management to be at risk of collection are provided for.  When accounts receivable are considered uncollectable, they are written-off against the provision.  The recovery of amounts previously written-off is recorded to the provision.  Management typically assesses aggregate accounts receivable impairment applying historical rates of collection giving consideration to broader economic conditions.

Our accounts receivable are generally due upon invoice receipt.  Accordingly, all amounts which are outstanding for a period that exceeds the current period are past due.  Based on historical collections, we have been successful in collecting amounts that are not outstanding for greater than 90 days.  We assess the credit quality of accounts receivable that are neither past due nor impaired as high.  Our maximum exposure to accounts receivable credit risk is equivalent to our net carrying amount.  We may request payment in advance of service generally in the form of credit card deposit or full or partial prepayment as security.  Amounts deposited or prepaid in advance of service are recorded to deferred revenue on our consolidated balance sheet.  Accounts receivable considered impaired at December 31, 2012 are not considered significant.

Other receivables

We are subject to credit risk on other receivables.  We enter into agreements with cities in the province of Quebec to finance containers.  Senior management is responsible for reviewing each agreement, including but not limited to its financial terms, in advance of entering into the agreement.  Management views cities in the province of Quebec to be low risk counterparties.  Our maximum exposure to credit risk is equal to the carrying amount of other receivables, approximately $500 (December 31, 2011 — $800). We typically retain ownership of the containers until such time as all payments are received. Ownership of the containers is transferred to the respective city upon full receipt of payment.  We deem the credit quality of other receivables balances to be high and no amounts are impaired.

Funded landfill post-closure costs

We are subject to credit risk on deposits we make to a social utility trust.  Our deposits are invested in BAs offered through Canadian financial institutions or Government of Canada treasury bills.  Due to the nature of the underlying investments, management deems its exposure to credit risk related to funded landfill post-closure cost amounts as low.  Our maximum exposure to credit risk is equal to the fair value of funded landfill post-closure costs recorded on our consolidated balance sheet, approximately $9,900 (December 31, 2011 — $9,200).  Management reviews the Company’s exposure to risk from time to time or as a condition indicates that its exposure to risk has changed or is subject to change.  We hold no collateral or other credit enhancements as security over the invested amounts.  However, we deem the credit quality of the financial asset as high in light of the underlying investments.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with the settlement of our financial liabilities.  Our exposure to liquidity risk is due primarily to our reliance on long-term debt financing.  Our treasury function is responsible for ensuring that we have sufficient short, medium and long-term liquidity and liquidity is managed daily through our monitoring of actual and forecasted cash flows and liquidity available through our consolidated facility.  The treasury function is also responsible for ensuring that liquidity is available on the most favourable financial terms and conditions.  Our treasury function reports quarterly on our available capacities and covenant compliance to the Audit Committee and maintains regular contact with the primary parties to our long-term debt facilities.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk is comprised of currency, interest rate and other price risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in FX rates.  Our exposure to currency risk is specific to the movement of monies between Canada and the U.S.  Accordingly, we are exposed to currency risk on U.S. dollars received by our Canadian business from U.S. sources to fund Canadian dollar denominated dividends or share repurchases and similarly on Canadian dollars received by our U.S. business due to dividend payments payable to a U.S. holding company.  To mitigate this risk, management decides where dividend and share repurchases are funded from and looks to fund these amounts from cash flows generated from Canadian sources wherever possible.  Our treasury function actively reviews our exposure and assesses the need to enter into further FX agreements.  Our Board of Directors also considers currency risk when establishing the Company’s dividend.  For the year ended December 31, 2012, we were exposed to currency risk on the portion of dividends received by our U.S. holding company that were not hedged by FX agreements.  To mitigate a portion of the risk attributable to paying Canadian dollar denominated dividends to a U.S. holding company, we entered into four FX hedges in January 2011.  These FX hedges settled in April, July and October 2011 and January 2012.  We entered into additional FX hedges in November 2011 and February and August 2012 which settled or settle in April, July and October 2012 and January, April and July 2013.

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Interest rate risk arises from our interest bearing financial assets and liabilities.  We have various financial assets and liabilities which are exposed to interest rate risk, the most notable of which is our long-term debt facility.  Although the 2005 Seneca IRB Facility bears interest at fixed rates, it remains subject to interest rate risk on maturity or renegotiation.

Our consolidated facility and a portion of our IRBs are subject to interest rate risk.  An increase or decrease in the variable interest rate results in a corresponding increase or decrease to interest expense on long-term debt.  We are also subject to interest rate risk on funded landfill post-closure costs.  Funded landfill post-closure costs are invested in interest rate sensitive short-term investments.  An increase or decrease in the return on invested amounts could result in us having to decrease or increase our funding for this obligation.  We are also subject to interest rate risk on our cash equivalents balance and other receivables.

The policies and process for managing these risks are included above in the credit risk section.

Risk management objectives

Our financial risk management objective is to mitigate risk exposures to a level consistent with our risk tolerance.  Derivative financial instruments are evaluated against the exposures they are expected to mitigate and the selection of a derivative financial instrument may not increase the net exposure of the Company to risk.  Derivative financial instruments may expose us to other types of risk, which may include, but is not limited to, credit risk.  The exposure to other types of risk is evaluated against the selected derivative financial instrument and is subject to a cost versus benefit review and analysis.  Our use of derivative financial instruments for speculative or trading purposes is prohibited and the value of the derivative financial instrument cannot exceed the risk exposure of the underlying asset, liability or cash flow it expects to mitigate.

Fair value methods and assumptions

The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists.  Considerable judgment is required to interpret market information to develop these estimates.  Accordingly, fair value estimates are not necessarily indicative of the amounts we, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Funded landfill post-closure amounts are invested in BAs offered through Canadian financial institutions or Government of Canada treasury bills.  The fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of commodity swaps are determined applying a discounted cash flow methodology.  This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, for a period consistent with the underlying terms of the agreements, to discount the commodity swaps.  Financial institutions and the U.S. Department of Treasury are the sources of the Department of Energy forward index curve and risk-free rate of interest, respectively.  The use of different assumptions and or estimation methods could have a material impact on these fair values.

Our interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts.  We verify the reasonableness of these quotes at each financial statement date using quotes for similar swaps from another financial institution.  In addition, we employ a third party, who is not a counter-party, to independently value the interest rate swaps and we use all of this information to derive our fair value estimates.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Foreign currency exchange agreements are recorded at their estimated fair values based on quotes received from a financial institution that trades these contracts.  We verify the reasonableness of these quotes by comparing them to the period end foreign currency exchange rate, plus a reasonable premium to market.  The three foreign currency exchange agreements outstanding at December 31, 2012 are for the exchange of between $4,000 and $4,300 quarterly.  Accordingly, the risk of having a material impact on the determination of fair values through the use of different assumptions and or estimation methods is considered remote.

Financial assets and liabilities recorded at fair value, as and where applicable, are included on our consolidated balance sheets as funded landfill post-closure costs, other assets and other liabilities.

Risks and Uncertainties

Downturns in the worldwide economy could adversely affect our revenues and operating margins

Our business is affected by changes in economic factors that are outside our control, including consumer confidence, interest rates and access to capital markets.  Although our services are of an essential nature, a weak worldwide economy generally results in a decline of waste volumes generated, which decreases our revenues.  Additionally, consumer uncertainty and the loss of consumer confidence may limit the number or amount of services requested by customers.  During time of weak economic conditions, we may also be adversely impacted by our customers’ ability to pay in a timely manner, if at all, due to their financial difficulties, which could include bankruptcies.  If our customers do not have access to capital, our volumes may decline and our growth prospects and profitability may be adversely affected.  Due to the inherent diversity of our customer base and the nature of our services, we haven’t been severely affected by downturns in the worldwide economy.  Our U.S. northeast operations have been impacted the most by the economic downturn, but we don’t believe that this region is not able to continue as a going concern.  As outlined in the Outlook — strategy section of this MD&A, the composition of assets in this segment is not optimal.  Accordingly, we will continue to pursue ways to maximize the internalization of waste from our collected waste streams, we remain committed to participating with the city of New York in their long-term waste plan and to optimizing this segment’s asset mix to reduce our exposure to further or future economic downturns.

We may be unable to obtain, renew or continue to maintain certain permits, licenses and approvals that we need to operate our business

We are subject to significant environmental and land use laws and regulations.  Our internalization strategy depends on our ability to maintain our existing operations, expand our landfills and transfer stations, establish new landfills and transfer stations and increase applicable daily or periodic tonnage allowances.  To own and operate solid waste facilities, we must obtain and maintain licenses or permits, as well as zoning, environmental and other land use approvals.  Permits, licenses and approvals to operate or expand non-hazardous solid waste landfills and transfer stations are difficult, time consuming and expensive to obtain.  Obtaining permits often takes several years and requires numerous hearings, and this is in addition to complying with land use, environmental and other regulatory requirements.  We may also face resistance from citizen groups and other environmental advocacy groups.  Failure to obtain the required permits, licenses or approvals to establish new landfills and transfer stations or expand the permitted capacity of our existing landfills and transfer stations could restrict internalization and compromise our business strategy.  To date we have been successful in overcoming these obstacles and have a solid history of obtaining permits, licenses and approvals necessary to conduct our business.  However, a failure to obtain, renew or extend various permits and licenses could result in the impairment of certain assets recorded on our consolidated balance sheet and result in significant impairment charges recorded to our consolidated statement of operations and comprehensive income or loss.  We are not aware of any significant permit or licensing barriers or issues that would significantly impact our ability to continue operating in a manner consistent with our historical or near-term expected future performance.  Please refer to the Outlook section of this MD&A for a discussion about our Calgary landfill site.

Our long-term debt facilities existing at December 31, 2012 (collectively our “facilities”) contain restrictive covenants which requires us to meet certain financial ratios and financial condition tests

The terms of our consolidated facility and IRBs contain restrictive covenants that limit the discretion of our management with respect to certain business matters.  These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends above certain levels or make certain other payments, including share repurchases, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity.  In addition, the consolidated facility contains a number of financial covenants that require us to meet certain financial ratios and financial condition tests.  A failure to comply with the terms of these facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment.  If the repayment of any of these facilities was to be accelerated, we cannot provide absolute assurance that our assets would be sufficient to repay these facilities in full.

Our access to financing depends on, among other things, suitable market conditions and the maintenance of our credit ratings.  Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity.  Any downgrade in our credit ratings may impede our access to the debt markets, raise our borrowing rates or affect our ability to enter into interest rate swaps, commodity swaps or foreign currency exchange agreements.

Our consolidated facility is rated BBB- stable by S&P and BA1 stable by Moody’s.

Based on the restrictive covenant and financial condition tests included in our facilities, we remain confident that we will continue to meet these tests in the near-term and the foreseeable future.

We have significant indebtedness, which could adversely affect our financial condition

We have, and expect to continue to have, a significant amount of indebtedness and, as a result, significant debt service obligations.  As of December 31, 2012, we had total indebtedness of approximately $1,688,000.  Our degree of leverage could have important consequences, including:

•                  increasing our vulnerability to adverse economic and industry conditions;

•                  require us to dedicate a substantial portion of cash from operations to service our indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures, other general corporate purposes, acquisitions, dividends and share repurchases;

•                  limit our ability to obtain additional financing in the future for working capital, capital expenditures, general corporate purposes, acquisitions, dividends or share repurchases;

•                  place us at a disadvantage compared to our competitors that have less debt; and

•                  limit our flexibility in planning for, or reacting to, changes in the business and in the industry generally.

Currently our consolidated leverage is higher than our long-term target range however, we don’t expect to be encumbered by it.

Our financial obligations to pay closure and post-closure costs in respect of our landfills could exceed current reserves

We have material financial obligations to pay closure and post-closure costs in respect of our landfills.  We have estimated these costs and made provisions for them, but these costs could exceed current reserves as a result of, among other things, any federal, provincial, state or local government regulatory action, including unanticipated closure and post-closure obligations.  The requirement to pay increased closure and post-closure costs could substantially increase our expenses and cause our net income to decline.  Additional discussion is included in the Critical Accounting Estimates — Landfill closure and post-closure costs and Environmental Matters sections of this MD&A.

We may be unable to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage

If we are unable to obtain performance or surety bonds, letters of credit or insurance, we may not be able to enter into additional solid waste or other collection contracts or retain necessary landfill operating permits.  Collection contracts, municipal contracts, transfer station operation and landfill closure and post-closure obligations may require performance or surety bonds, letters of credit or other financial assurance to secure contractual performance or comply with federal, provincial, state or local environmental laws or regulations.  We typically satisfy these requirements by posting bonds or letters of credit.  As of December 31, 2012, we had approximately $383,400 of bonds and approximately $183,800 of letters of credit issued.  Closure bonds are difficult to obtain.  If we are unable to obtain performance or surety bonds or additional letters of credit in sufficient amounts or at acceptable rates, we could be precluded from entering into additional collection contracts or obtaining or retaining landfill operating permits.  Any future difficulty in obtaining insurance also could impair our ability to secure future contracts that are conditional upon the contractor having adequate insurance coverage.  Accordingly, our failure to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage could limit our operations or violate federal, provincial, state or local requirements, which could have a materially adverse effect on our business, financial condition and results of operations.  We have been successful in obtaining sufficient surety bonds, letters of credit or other financial assurances and have maintained adequate insurance coverage.  Accordingly, we have not experienced significant costs or recoveries stemming from an inability to secure financial assurances or insurance.  While we are subject to market conditions as it relates to the cost of surety bonds, letters of credit or other financial assurances, we don’t anticipate nor do we have any indication that the costs to obtain these assurances will have a material effect on our operations and cash flows in the near-term.  We are also subject to market conditions as it relates to the cost of insurance which is further affected by our claims history.  We don’t anticipate, nor do we have any indication that the costs for, or our ability to obtain or retain, insurance are at risk or at costs that would preclude us from being competitive or impede our current or future operations.

We expect to engage in further acquisitions or mergers, which may adversely affect the profit, revenues, profit margins or other aspects of our business, and we may not realize the anticipated benefits of future acquisitions or mergers to the degree anticipated

Our growth strategy is based, in part, on our ability to acquire other waste management businesses.  The success of our acquisition strategy depends, in part, on our ability to:

•                  identify suitable businesses to buy;

•                  negotiate the purchase of those businesses on acceptable terms;

•                  complete the acquisitions within our expected time frame;

•                  improve the results of operations of the businesses that we buy and successfully integrate their operations into our own; and

•                  respond to any concerns expressed by regulators, including anti-trust or competition law concerns.

We may fail to properly complete any or all of these steps.  Many of our competitors are also seeking to acquire collection operations, transfer stations and landfills, including competitors that have greater financial resources than we do.  Increased competition may reduce the number of acquisition targets available to us and may lead to unfavorable terms as part of any acquisition, including higher purchase prices.  If acquisition candidates are unavailable or too costly, we may need to change our business strategy.  Our integration plan for acquisitions contemplates certain cost savings, including the elimination of duplicative personnel and facilities.  Unforeseen factors may offset the estimated cost savings or other components of our integration plan in whole or in part and, as a result, we may not realize any cost savings or other benefits from future acquisitions.  Our due diligence investigations may also fail to discover certain undisclosed liabilities.  Further, any difficulties we encounter in the integration process could interfere with our operations and reduce our operating margins.  Even if we are able to make acquisitions on advantageous terms and are able to integrate them successfully into our operations and organization, some acquisitions may not fulfill our strategy in a given market due to factors that we cannot control, such as market position or customer base.  As a result, operating margins could be less than we originally anticipated when we made those acquisitions.  In such cases, it may change our strategy with respect to that market or those businesses and we may decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill, capital, intangible or landfill assets.  We have been successful in identifying, negotiating and integrating various acquisitions in markets we currently serve and new markets we have entered.  The lack of improvement in economic and competitive conditions in our U.S. northeast segment resulted in us recognizing a goodwill impairment charge in 2011.  We attribute a portion of the impairment charge to the results of our Winters Bros. acquisition which has been significantly impacted by the economic and competitive pressures in this segment.  While we remain confident that we can continue to execute our acquisition strategy in the near-term and foreseeable future, we are cognizant of the risks that it presents.

Future acquisitions may increase our capital requirements

We cannot be certain that we will have enough capital or that we will be able to raise capital by issuing equity or debt securities or through other financing methods on reasonable terms, if at all, to complete the purchases of any waste management businesses that we want to acquire.  Acquisitions will generally increase our capital requirements unless they are funded from excess free cash flow(B), defined as free cash flow(B) in excess of dividends declared and shares repurchased.  Acquisitions financed with debt or equity capital will result in higher long-term debt or equity amounts recorded on our consolidated balance sheet.  Higher debt levels can increase our borrowing rates and will increase interest expense due to higher levels of outstanding indebtedness.  Higher interest expense will reduce current income tax expense or preserve loss carryforwards.  Based on current economic conditions, we remain optimistic that capital will be available, on reasonable terms, to allow us to execute our acquisition growth strategy and that a portion of our acquisitions will be funded from excess free cash flow(B), thereby reducing the need for additional capital.

We may be unable to successfully manage our growth

Our growth strategy may place significant demands on our financial, operational and management resources.  In order to continue our growth, we may need to add administrative, management and other personnel, and make additional investments in operations and systems.  We cannot provide assurance that we will be able to find and train qualified personnel, or do so on a timely basis, or expand our operations and systems in the time required.  We have, however, been successful in managing our growth and its demands on our financial, operational and management resources to date.  We remain confident that we can continue to manage our growth as we expand our operations, management and financial resource requirements.  At present, we deem the risk of managing our growth to be low.

We may lose contracts through competitive bidding or early termination

We derive a portion of our revenue from municipal contracts that require competitive bidding by a variety of potential service providers.  Although we intend to continue to bid on municipal contracts and to re-bid our existing municipal contracts, these contracts may not be maintained or won in the future.  Contracts that we re-bid and successfully retain may be won at lower pricing levels, but still provide acceptable returns.  We may also be unable to meet bonding requirements for municipal contracts at a reasonable cost to us or at all.  These requirements may limit our ability to bid for some municipal contracts and may favor some of our competitors.

We also derive a portion of our revenue from non-municipal contracts, which generally have a term of three to five years.  Some of these contracts permit our customers to terminate them before the end of the contractual term.  Any failure by us to replace revenue from contracts lost through competitive bidding, termination or non-renewal within a reasonable time period could result in a decrease in our operating revenue and earnings.  Contract losses may also make certain capital assets obsolete before they have exhausted their useful lives.  We may have no choice but to sell the assets in the open market at prices that differ from their recorded amounts, which could result in significant gains or losses on the assets disposition.  However, because we operate in various geographical locations throughout Canada and the U.S., we have generally been successful in obtaining new contracts at a pace that is not significantly less than the pace of loss.  Because contract wins and losses are subject to fluctuation, there may be periods or years when losses are more prevalent than gains and vice versa.  Our track record of organic growth has been positive and we expect this trend to continue over the mid-term period.

We depend on third-party disposal customers at our landfills and we cannot assure you that we will maintain these relationships or continue to provide services at current levels

Operating and maintaining a landfill is capital intensive.  As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations.  The loss of third-party disposal customers could reduce our revenues and profitability.  For the year ended December 31, 2012, 57.1% of the total tonnage received by our landfills was derived from the disposal of waste received from third-party disposal customers.  Accordingly, we depend on maintaining a certain level of third-party disposal customers at our landfills so we can continue operating our landfills at profitable levels.

We cannot assure you that we will maintain our relationships or continue to provide services to any particular disposal customer at current levels.  We also cannot assure you that third-party customers will continue to utilize our sites and pay acceptable gate rates that generate acceptable margins for us.  Decreases could occur if new landfills open, if our existing disposal customers fail to renew their contracts, if the volume of waste decreases or if we are unable to increase our gate rates to correspond with an increasing cost of operations.  In addition, new contracts for disposal services entered into by us may not have terms similar to those contained in current arrangements, in which case revenues and profitability could decline.  We have been successful at maintaining relationships with our disposal customers and are cognizant of the geographical proximity of our landfills to alternative disposal sites, the competitive pressures faced in each market, and the economic environment in each market.  While there are always changes to the composition of our external customer mix, we have not experienced declines in volumes that are so pervasive that they have caused us to question the operating or financial viability of our landfills.  In our U.S. northeast operations, we face the most significant challenge, representing a combination of soft economic conditions coupled with resilient competition.  Accordingly, we have been burdened with increasing pricing pressures for a basket of constrained volumes.  We will continue to evaluate and re-evaluate our price and volume strategies in this segment with the goal of preserving both.

Our Canadian and U.S. operations are geographically concentrated and susceptible to local economies, regulations and seasonal fluctuations

Our Canadian operations are in the provinces of British Columbia, Alberta, Manitoba, Saskatchewan, Ontario and Quebec and are susceptible to those markets’ local economies, regulations and seasonal fluctuations.  Our U.S. operations are concentrated in the northeastern and southern U.S. and are susceptible to those regions’ local economies, regulations and seasonal fluctuations.  We operate in the following thirteen states: Florida, Texas, Arkansas, Missouri, Oklahoma, Louisiana, Mississippi, New York, New Jersey, Pennsylvania, Maryland, Virginia and Illinois, as well as the District of Columbia.

We derived more than 14.8% of our revenue during 2012 and 13.8% of our revenue for 2011 from services provided in Texas, more than 14.1% of our revenue during 2012 and 14.8% of our revenue for 2011 from services provided in New York and more than 12.8% of our revenue from services provided in Florida during 2012 and 12.9% of our revenue for 2011.   Revenue from the province of Ontario represented 16.3% of total revenues in 2012 while the province of Quebec represented 9.4% of total revenues in the current year, and 16.5% and 8.4%, respectively in 2011.  Accordingly, economic downturns in Texas, New York, Florida, Ontario and Quebec, and other factors affecting such states or provinces, such as state or provincial regulations affecting the non-hazardous solid waste management industry or severe weather conditions, could have a material adverse effect on our business, financial condition and results of operations.

In addition, seasonality may temporarily affect our revenues and expenses.  We generally experience lower construction and demolition debris volumes during the winter months when the construction industry is less active.  Frequent and/or heavy snow and ice storms can also affect revenues, primarily from transfer station and landfill operations, which are volume based, and can also impact the productivity of our collection operations.  Higher than normal rainfall and more frequent rain storms over a 30 to 90 day period can put additional stress on the construction industry and lower the volumes of waste handled in our landfills.  We employ various strategies to combat the seasonal nature of our business where we can.  Inclement weather conditions are out of our control, but its impact is partially mitigated by the geographical diversity of our operations.  We actively participate in the local economies we operate in and are an active voice directed at various levels of government.  We will continue to be active to ensure our interests are heard and are considered.

Revenues generated under municipal contracts with New York City represented 2.2% of our consolidated revenue in 2012. Termination, modification or non-renewal of such contracts could have a material adverse effect on our business, results of operations and financial condition

We attribute 2.2% of our consolidated revenue in 2012 and 2.7% of our consolidated revenue in 2011 to our municipal contracts with New York City.  New York City issued bids for two municipal contracts.  In February 2011 we responded to the bids and in September 2011 we received a Notice of Award from the New York City Department of Sanitation to extend our interim Brooklyn contracts for a three year term.  While the award is for the entire amount of the contract, we have lost certain volumes that were otherwise transferred to our landfills.  As with prior contracts, New York City can terminate them upon 10 days’ notice.  If these contracts are terminated, or if they are not renewed, we may not be able to replace the resulting lost revenue. Such a loss could have an adverse effect on our business, financial condition and results of operations.

In addition, during 2002, New York City announced changes to its solid waste management plan that would include reducing or eliminating the City’s reliance on private transfer stations, such as the ones we operate in New York City. While the plan has undergone substantial revision, New York City continues to pursue major changes in its system for transferring and disposing of municipal waste.  Since the announcement in 2002, New York City has requested proposals for alternative methods of handling municipal waste.  We have made our proposals as requested by the City and await the City’s decision on the final plan and contractors.  If New York City implements changes to this system, it is possible that our existing contracts with the City would be modified, terminated or not renewed.

We remain vigilant in our communication with City officials to ensure we continue to meet the needs of the City and remain compliant with the terms of the contracts we service.  We believe that we have the right compliment of employees to continue to execute on this deliverable and we are not aware of any impediments that would jeopardize our belief.

Some of our employees are covered by collective bargaining agreements and efforts by labor unions to renegotiate those agreements or to organize our employees could divert management’s attention from its business or increase its operating cost

As of December 31, 2012, approximately 1,700, or 22.2%, of our employees were covered by collective bargaining agreements. These collective bargaining agreements expire through 2016 and have terms ranging from three to five years, except for one which has a one-year renewal.

The negotiation or renegotiation of these agreements could divert management’s attention away from other business matters.  If we are unable to negotiate acceptable collective bargaining agreements, we may have to wait through “cooling off” periods, which are often followed by union initiated work stoppages, including strikes.  Unfavorable collective bargaining agreements, work stoppages or other labor disputes may result in increased operating expenses and reduced operating revenue.  We believe that we have good relationships with our unions and have a history of negotiating contracts that don’t impede our ability to manage our business and/or impose undue costs on us.  We remain confident that we can continue to successfully negotiate union contracts efficiently and without the contracts being cost prohibitive.

Fluctuating fuel costs impact our operating expenses and we may be unable to fully offset increased diesel fuel costs through fuel surcharges

The price of diesel fuel is unpredictable and fluctuates based on events outside of our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries  and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns.  We need a significant amount of fuel to operate our collection and transfer trucks, and any price escalations will increase our operating expenses and could have a negative impact on our consolidated financial condition, results of operations and cash flows.  From time to time, in accordance with the terms of most of our customer contracts, we attempt to offset increased fuel costs through the implementation of fuel surcharges. However, we may be unable to pass through all of the increased fuel costs due to the terms of certain customers’ contracts and market conditions.  We have entered into a series of fuel hedges in both Canada and the U.S. to limit our exposure to fluctuating diesel fuel prices and to reduce operating cost variability.  While we have typically been successful in recovering rising diesel fuel costs from our customer base, not all of our contracts allow us to pass along increasing diesel fuel costs and the pass through of these costs has been most difficult in the U.S. northeast in light of current market conditions and competition.  Accordingly, entering into fuel hedges that effectively offset increasing diesel fuel costs where recoverability is limited will, and does, allow us to stay operating cost variability.  We remain confident that we can continue to pass along rising diesel fuel costs or enter into fuel hedges to mitigate a portion of our exposure to fluctuations in our operating costs resulting from changes in diesel fuel prices.

Our revenues will fluctuate based on changes in commodity prices

Our recycling operations process certain recyclable materials, such as OCC, paper, including newsprint, sorted office paper and mixed paper, plastics and aluminum, which are marketed as commodities and are subject to significant price fluctuations.  Our results of operations may be affected by changing prices or market requirements for recyclable materials.  The resale and purchase prices of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control.  These fluctuations may affect our consolidated financial condition, results of operations and cash flows.  From time to time we have entered into commodity swaps for OCC to limit our exposure to fluctuating OCC prices.  We believe our sources of revenues are diversified, which limits our exposure to commodity price fluctuations.  However, commodity price fluctuations can be significant and can affect our reportable revenues and earnings.  Please refer to the Outlook section of this MD&A for further discussion regarding the impact of commodity pricing on our business.

Emerging extended producer responsibility (“EPR”) programs may impact our customer relationships and revenues

Numerous jurisdictions in Canada and the U.S. have passed, or are considering new legislation or regulations to implement, EPR programs that could affect our existing customer contracts.  EPRs shift the financial responsibility and the physical logistics for the end of life management of waste packaging, printed paper and designated products, such as tires and electronics, from the generator to the producer or brand owner and usually include mandated minimum recycling rates which must be achieved.  Declines in waste volumes could occur due to increased waste diversion associated with these EPR programs and existing contracts to collect and process recyclables could be lost as post life management responsibility and contractual obligations shift from our existing municipal and commercial generating customers to the brand owners who will likely manage their EPR obligations through co-operative stewardship agencies.  Where EPR is implemented, these stewardship agencies will control the design and award of contracts for recycling collection, transfer and processing services.  Currently, these contracts are widely issued by many different municipal jurisdictions within a state or province.  Under EPR, the stewardship organization may choose to consolidate many of the contracts to realize economies of scale and associated efficiencies to reduce the cost of EPR obligations to their producer members.  We would seek to participate in and partner with stewardship organizations as a solution provider to the producer members.  However, there remains a risk that we may not be successful in securing these relationships.

We depend on members of our management team and if we are unable to retain them, our operating results could suffer

Our future success depends on, among other things, our ability to retain the services of our management and to hire other highly qualified employees at all levels.  We compete with other potential employers for employees, and we may not be successful in hiring and keeping the services of executives and other employees that we need.  The loss of the services of, or the inability to hire, executives or key employees could hinder our business operations and growth.  We believe that we have good relationships with our management and their teams and offer each the opportunity to share in our success.  We structure our compensation plans to ensure we offer competitive remuneration and we regularly provide feedback and support to our managers to ensure they have the appropriate tools to successfully complete their required functions.  We remain confident that we can continue to retain and attract top talent without interruption or significant impact to our operating results.

We may record material charges against our earnings due to any number of events that could cause impairments to our assets

In accordance with U.S. GAAP, we capitalize certain expenditures and advances relating to disposal site development and expansion projects.  Events that could, in some circumstances, lead to impairment include, but are not limited to, shutting down a facility or operation or abandoning a development project or the denial of an expansion permit. If we determine that a development or expansion project is impaired, we will charge against earnings any unamortized capitalized expenditures and advances relating to such facility or project reduced by any portion of the capitalized costs that we estimate will be recoverable, through sale or otherwise.  We also carry a significant amount of goodwill on our consolidated balance sheet, which is assessed for impairment annually, and more frequently in the case of certain triggering events.  We may be required to incur charges against earnings if we determine that certain events (such as a downturn in the recycling commodities market) could potentially cause the carrying value of our assets to be greater than their fair value, resulting in impairment.  Any such charges could have a material adverse effect on our results of operations.

Our insurance coverage may not be sufficient to cover all losses or claims that we may incur

We seek to obtain and maintain, at all times, insurance coverage in respect of our potential liabilities and the accidental loss of value of our assets from risks, in those amounts, with those insurers, and on those terms we consider appropriate, taking into account all relevant factors, including the practices of owners of similar assets and operations.  However, not all risks are covered by insurance, and we cannot assure you that insurance will be available consistently or on an economically feasible basis or that the amounts of insurance will be sufficient to cover losses or claims that may occur involving our assets or operations.  We have been successful in securing insurance at commercially reasonable rates and on a basis which has been sufficient to cover our primary operating losses and claims.  We do not have any indication that our insurance coverage is or would be insufficient.

Governmental authorities may enact climate change regulations that could increase our costs to operate

Environmental advocacy groups and regulatory agencies in Canada and in the U.S. have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change.  As a consequence, governments have begun (and are expected to continue) devising and implementing laws and regulations that require reduced, or are intended to reduce, greenhouse gas emissions.  The adoption of such laws and regulations, including the auction of allowances (for certain greenhouse gas emissions) and the imposition of fees, taxes or other costs, could adversely affect our collection and disposal operations.  As an example, certain jurisdictions in which we operate are contemplating air pollution control regulations that are more stringent than the existing requirements.  Changing environmental regulations could require us to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology, and could make our operations less profitable, which could adversely affect our results of operations.  While governmental authorities may enact regulations that increase our cost of operations, it is unlikely that an increase in the cost of operations would be isolated to us.  Accordingly, the management of waste, and the companies that participate in its management are all subject to the same governmental regulation resulting in no one company being any more or less advantaged or disadvantaged than the other.  We may also have opportunities to earn environmental credits at our facilities that convert methane gas to energy.  We remain confident that we could recover increasing operating costs should regulations change that increase those costs.

Our business is highly competitive, which could reduce our profitability or limit our growth potential

The North American waste management industry is very competitive.  We face competition from several larger competitors and a large number of local and regional competitors.  Some of our competitors have significantly larger operations, significantly greater financial resources and greater name recognition or are able or willing to provide or bid their services at a lower price.  Because companies can enter the collection segment of the waste management industry with very little capital or technical expertise, there are a large number of regional and local collection companies in the industry.  We face competition from these businesses in the markets and regions we currently serve.

Similar competition may exist in each location into which we try to expand in the future.  In addition to national and regional firms and numerous local companies, we compete in certain markets with those municipalities that maintain waste collection or disposal operations.  These municipalities may have financial advantages due to their access to user fees and similar charges, tax revenue and tax exempt financing, and some control of the disposal of waste collected within their jurisdictions.

In each market in which we operate a landfill, we compete for solid waste business on the basis of disposal or ‘‘tipping’’ fees, geographical location and quality of operations.  Our ability to obtain solid waste business for our landfills may be limited by the fact that some major collection companies also operate landfills to which they send their waste.  In markets in which we do not operate a landfill, our collection operations may operate at a disadvantage to fully integrated competitors.  Generally, we are either the number one, two or three operator in every market we conduct business in.  We deem profitability and growth risk as low in our Canadian and U.S. south segments, but moderate in our U.S. northeast segment.

Increasing efforts by provinces, states and municipalities to reduce landfill disposal could lead to our landfills operating at a reduced capacity or force us to charge lower rates

Provinces, states and municipalities increasingly have supported the following alternatives to or restrictions on current landfill disposal:

•                  reducing waste at the source, including recycling and composting;

•                  prohibiting disposal of certain types of waste at landfills; and

•                  limiting landfill capacity.

Many provinces and states have enacted, or are currently considering or have considered enacting, laws regarding waste disposal, including:

•                  requiring counties, regions, cities and municipalities under their jurisdiction to use waste planning, composting, recycling or other programs to reduce the amount of waste deposited in landfills; and

•                  prohibiting the disposal of yard waste, tires and other items in landfills.

These trends may reduce the volume of waste disposed of in landfills in certain areas, which could lead our landfills operating at less than capacity or force us to charge lower prices for landfill disposal services.  While reduced landfill volumes may occur as a result of various waste reduction initiatives, we look to be a partner with the provinces, states and municipalities we operate in to be part of their waste reduction solution.  And while landfill volumes may decline due to waste reduction initiatives effectively causing over-capacity in the market place, in markets where alternative means of disposal do not exist or the costs are prohibitive, landfill pricing could increase.

Operating a vertically integrated suite of assets allows us to run strategies in each market place.  We don’t perceive this risk to be significant in the near term as this risk may take years to develop any significance.

If our assumptions relating to expansion of our landfills should prove inaccurate, our results of operations and cash flow could be adversely affected

Our estimates or assumptions concerning future cell closure and landfill closure and post-closure costs may turn out to be significantly different from actual results.  In addition, in some cases we may be unsuccessful in obtaining an expansion permit or we may determine that an expansion permit that we previously thought was probable has become unlikely.  To the extent that such events occur at a landfill certain of our cash expenditures for closure and post-closure could be accelerated, our results of operations and cash flow estimates may be adversely affected and the carrying amount of the landfill may be subject to impairment testing.  Our management team has a successful track record of successfully obtaining expansion permits.  Any changes to expansion assumptions will be recognized over the remaining life of the landfill site from the date of change in assumption.  Changes to expansion assumptions when a landfill site has many years of permitted operation remaining will have less of an impact on our results of operations than a site with a significantly shorter permitted life.  Many of our landfills are permitted for significant periods of time, such that a change in expansion assumptions limits our exposure to change.  Accordingly, we don’t perceive this risk to be significant at this time.

We routinely make accounting estimates and judgments.  If these are proven to be incorrect, subsequent adjustments could require us to restate our historical financial statements

We make accounting estimates and judgments in the ordinary course of business.  Such accounting estimates and judgments will affect the reported amounts of our assets and liabilities at the date of our financial statements and the reported amounts of our operating results during the periods presented.  Additionally, we interpret the accounting rules in existence as of the date of our financial statements when the accounting rules are not specific to a particular event or transaction.  If the underlying estimates are ultimately proven to be incorrect, or if our auditors or regulators subsequently interpret our application of accounting rules differently, subsequent adjustments could have an adverse effect on our operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require us to restate our historical financial statements.  We remain diligent in our review of accounting rules and regulation.  We work with our auditors on all significant accounting matters and perform various internal reviews and complete various internal procedures to ensure we remain compliant.

The adoption of new accounting standards or interpretations could adversely affect our financial results

Our implementation of and compliance with changes in accounting rules and interpretations could adversely affect our operating results or cause unanticipated fluctuations in our results in future periods.  The accounting rules and regulations that we must comply with are complex and continually changing.  While we have prepared our financial statements in accordance with U.S. GAAP, we cannot predict the impact of future changes to accounting principles on our financial statements going forward.

If we identify deficiencies in our internal control over financial reporting, we could be required to restate our historical financial statements

We may face risks if there are deficiencies in our internal control over financial reporting and disclosure controls and procedures.  Any deficiencies, if uncorrected, could result in our financial statements being inaccurate and result in future adjustments or restatements of our historical financial statements, which could adversely affect our business, financial condition and results of operations.  We cannot predict the impact a deficiency in our internal controls over financial reporting could have on our financial statements.  However, we remain confident that we have established and maintain adequate internal controls  over financial reporting and believe that our internal controls are effective.

Risks and uncertainties related to an investment in shares

Future issuances of shares will be dilutive to existing shareholders

We are authorized to issue an unlimited number of shares, an unlimited number of special shares and an unlimited number of preferred shares issuable in series for that consideration and on those terms and conditions as shall be established by the Board of Directors, generally without the approval of shareholders.  Existing shareholders have no pre-emptive rights in connection with such further issues.  Subject to rules of the Toronto and New York stock exchanges requiring shareholder approval, we may make future acquisitions or enter into financings or other transactions involving the issuance of our securities which may be dilutive to existing shareholders.  Sales or issuances of substantial amounts of shares, or the perception that such sales could occur, may adversely affect prevailing market pricing for our shares.

Shares are publicly traded, and are subject to various factors that could make share price volatile

From time to time, the stock market experiences significant price and volume volatility that may affect the market price of the shares for reasons unrelated to our performance.  The market price of shares may fluctuate based on a number of factors, including our operating performance, the public’s reaction to our press releases, the arrival and departure of key personnel and changes in our guidance.

Payment of dividends is subject to the discretion of the Board of Directors

Dividends paid by us may fluctuate.  The payment of dividends is subject to the discretion of the Board of Directors, and our dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, our free cash flow(B), general business conditions, financial requirements for our operations and our execution of our growth strategy, the terms of our existing indebtedness, the satisfaction of solvency tests imposed by the Business Corporations Act (Ontario) for the declaration and payment of dividends and other factors that the Board of Directors may in the future consider to be relevant.

We are a “foreign private issuer” in the U.S. and we are permitted to file less information with the U.S. Securities and Exchange Commission than a company incorporated in the U.S.  Accordingly, there may be less information about us than publicly available from a company incorporated in the U.S.

As a “foreign private issuer” we are exempt from rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act.  In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act.  Moreover, we are not required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission (the “SEC”) as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information.  In addition, we are permitted, under a multi-jurisdictional disclosure system (“MJDS”) adopted by the U.S. and Canada, to prepare our disclosure documents in accordance with Canadian disclosure requirements.  Accordingly, there may be less information concerning us publicly available than there is for U.S. public companies.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses

More than 50% of our total assets are located in the U.S.  In order to maintain our current status as a foreign private issuer under U.S. securities laws, the majority of our shares must be either directly or indirectly owned by non-residents of the U.S.  We may in the future lose our foreign private issuer status if the majority of our shares are held by residents of the U.S.  The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the MJDS.  If we were not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.  In addition, we may lose the ability to rely upon exemptions from New York Stock Exchange (“NYSE”) corporate governance requirements that are available to foreign private issuers.  Finally, if we lose our foreign private issuer status, to the extent that we were to offer or sell our securities outside of the U.S., we would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, which could limit our ability to access the capital markets in the future and create a higher likelihood that investors would require us to file resale registration statements with the SEC as a condition of any such financings.  While we contend that losing our MJDS filing status will result in additional costs and expense, we don’t believe the costs will be significant.

Because we are an Ontario company, certain civil liabilities and judgments may not be enforceable against us

We are organized under the laws of the Province of Ontario, Canada, and certain of our directors and officers are residents of Canada.  Consequently, it may be difficult for U.S. investors to affect services of process within the U.S. upon us or upon our directors or officers, or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under the Exchange Act.  Furthermore, it may be difficult for investors to enforce judgments of U.S. courts based on civil liability provisions.

Environmental Matters

Environmental charter and mandate

We have an environmental, health and safety committee (the “committee”) and its primary purpose is to assist the Company’s Board of Directors in fulfilling its oversight responsibilities in relation to the following:

•                  establish and review of safety, health and environmental policies, standards, accountability and programs;

•                  manage and oversee the implementation of compliance systems;

•                  monitor the effectiveness of safety, health and environmental policies, systems and monitoring processes;

•                  receive audit results and updates from management with respect to health, safety and environmental performance;

•                  review the annual budget for safety, health and environmental operations;

•                  commission and review reports, including external audits, on the nature and extent of any compliance and non-compliance with environmental and occupational health and safety policies, standards and applicable legislation and establishing plans to correct deficiencies, if any;

•                  matters customarily performed by the committee; and

•                  addressing any additional matters delegated to the committee by the Company’s Board of Directors.

The committee consists of no less than three directors.  Its members and its Chair will be appointed annually by the Board of Directors, on the recommendation of the governance and nominating committee.

The Board of Directors may fill vacancies in the committee by election from its members, and if and whenever a vacancy shall exist in the committee, the remaining members may exercise all of its powers so long as a quorum remains in office.

The Company’s secretary shall, upon the request of committee chairman, any member of the committee or the Vice-Chairman and Chief Executive Officer of the Company, call a meeting of the committee.  Any member of the committee may participate in the meeting and the committee may invite such officers, directors and employees of the Company and its subsidiaries as it may see fit, from time to time, to attend meetings of the committee.  The committee shall keep minutes of its meetings which shall be submitted to the Board of Directors.

To carry out its oversight responsibilities, with respect to the environment, the responsibilities of the committee will be:

•                  to review and recommend to the Board of Directors, for approval, environmental policies, standards, accountabilities and programs for the Company, and changes or additions thereto, in the context of competitive, legal and operational considerations;

•                  to commission and review reports, including external audits, on the nature and extent of compliance or any non-compliance by the Company with environmental policies, standards and applicable legislation and plans to correct deficiencies, if any, and to report to the Board of Directors on the status of such matters;

•                  to review such other environmental matters as the committee may consider suitable or the Board of Directors may specifically direct.

The committee will regularly report to the Board of Directors on:

•                  compliance with safety, health and environmental policies;

•                  the effectiveness of safety, health and environmental policies; and

•                  all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

The committee will annually review and evaluate the adequacy of its charter and recommend any proposed changes to the governance and nominating committee.

The committee may, without seeking approval of the Board of Directors or management, select, retain, terminate, set and approve the fees and other retention terms of any outside advisor, as it deems appropriate.  The Company will provide for appropriate funding, for payment of compensation to any such advisors, and for ordinary administrative expenses of the committee.

Environmental policies (excluding critical accounting policies)

Our environmental health and safety policy requires that we complete a thorough review of the environmental health and safety risks associated with acquisition candidates, or assumption, essential to ensure that the status of compliance with laws, regulations, permits or other legal instruments is understood to the best of our knowledge prior to completing the acquisition, or assumption.  This policy establishes the requirement and responsibility for conducting environmental health and safety due diligence reviews of acquisition candidate companies, joint-ventures, building or land leases, buildings or land acquisition, third party storage facilities and assumption including environmental health and safety provisions of facility operating contracts or other obligations being assumed.  The policy further requires a review and assessment of the structural integrity of buildings and tipping floors of buildings where waste will be placed.

Our third party transfer and disposal sites policy addresses waste disposal by us at third party transfer stations, landfills, recycling facilities and other processing and disposal facilities.  These facilities receive wastes and recyclable material collected by us from our customers and in some instances generated by us in the operation of our business.  Internally generated wastes include general waste and recyclable material, used oils and lubricants, leachate, condensate, batteries, solvents, used tires, scrap metals and other wastes.  To ensure that the third party facilities used by us do not impact our business, or our environmental or health and safety record, the third party facilities must meet an acceptable operational and regulatory compliance requirement as set forth by us.  Third party facilities that do not meet the acceptable minimum standards will not be used, unless approved by certain senior management.

Our nuisance wildlife management policy addresses guidelines for managing nuisance wildlife.

Policy development

In the development of any policy, including but not limited to environmental policies, management input drives the core content for all policies.  Our internal audit function provides the necessary administrative support for documenting management’s intent and maintaining the policies.  Policy owners are identified and referenced in the policy itself and will drive the input to their policies.  Ownership and input is primarily determined by the core functional nature (e.g. finance, human resources, environmental) of the policy and by the constituency impacted.

A policy may be developed or refined as the result of a significant event that permanently changes the way we operate or report financial results.  When a significant event occurs, relevant management, together with the policy owner, will determine whether a new policy should be developed or an existing policy updated.

The company level policies must meet or exceed the TSX and NYSE guidelines for corporate governance.  Policy content must be specific enough to provide adequate and effective internal controls, and general enough to ensure that adherence by all locations is realistic, regardless of size.  Special care is given to ensure policies are concise and focused on the essential requirements of management and regulatory authorities.  Both the policy owner and executive management must approve all new policies and changes to existing policies.  The audit committee and/or Board of Directors is also charged with reviewing company level policies (i.e. disclosure, code of conduct) and changes to existing policies or new policy requests.

Once a policy is finalized and approvals are obtained, the most up-to-date version of each policy is maintained internally in electronic and printed formats.  A printed copy of all policies is made available and maintained at each location.  As policies are updated and disseminated, it is the responsibility of each department head and/or field management to maintain the most current policies and communicate them to the employees at their respective location(s).

Policy owners review their respective policies, at least annually, and update the content as necessary.  Requests for new policies or permanent changes to existing policies are communicated to internal audit.  The internal audit department will review the request and present it to the relevant policy owner for evaluation.  An inventory of existing policies is maintained on our Intranet site and will be referred to when deciding whether to add or change a policy.

Legislation and governmental regulation

We are subject to extensive legislation and governmental regulation that may restrict or increase the cost of our operations.

Our equipment, facilities and operations are subject to extensive and changing federal, provincial, state and local laws and regulations relating to environmental protection, health, safety, training, land use, transportation and related matters.  These include, among others, laws and regulations governing the use, treatment, transportation, storage and disposal of wastes and materials, air quality, including carbon or green house gas emissions, water quality, permissible or mandatory methods of processing waste and the remediation of contamination associated with the release of hazardous substances.  In addition, federal, provincial, state and local governments may change the rights they grant to, and the restrictions they impose on, waste management companies, and those changes could restrict our operations and growth.

Our compliance with regulatory requirements is costly.  We may be required to enhance, supplement or replace our equipment and facilities and to modify landfill operations and, if we are unable to comply with applicable regulatory requirements, we could be required to close certain landfills or we may not be able to offset the cost of complying with these requirements.  In addition, environmental regulatory changes or an inability to obtain extensions to the life of a landfill could accelerate or increase accruals or expenditures for closure and post-closure monitoring and obligate us to spend monies in addition to those currently accrued.

Extensive regulations govern the design, operation, and closure of landfills.  For example, in October 1991, the U.S. Environmental Protection Agency (“EPA”) established minimum federal requirements for solid waste landfills under Subtitle D of The Federal Resource Conservation and Recovery Act of 1976, as amended.  If we fail to comply with the Subtitle D regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently, or be subject to monetary penalties.  Moreover, if regulatory agencies fail to enforce the Subtitle D regulations vigorously or consistently, competitors whose facilities do not comply with the Subtitle D regulations or their state counterparts may obtain an advantage over us.  The financial obligations arising from any failure to comply with the Subtitle D regulations could harm our business and operating results.  Similar minimum requirements, including the requisite obligations, exist for solid waste landfills operating in Canada, which are governed by the respective provincial jurisdiction in which the landfill is located.

Certain of our waste disposal operations traverse state, provincial, county and the Canada/U.S. national boundaries.  In the future, our collection, transfer, and landfill operations may be affected by proposed U.S. federal legislation governing interstate shipments of waste.  Such proposed federal legislation could prohibit or limit the disposal of out-of-state waste (including waste from Canada) and may require states, under certain circumstances, to reduce the amount of waste exported to other states.  If this or similar legislation is enacted in states in which we operate, it could have an adverse effect on our operating results, including our landfills that receive a significant portion of waste originating from out-of-state.  In addition, we believe that several states have proposed or have considered adopting legislation that would regulate the interstate transportation and disposal of waste in the states’ landfills.

Certain collection, transfer, and landfill operations may also be affected by “flow control” legislation.  Some states and local governments may enact laws or ordinances directing waste generated within their jurisdiction to a specific facility for disposal or processing. If this or similar legislation is enacted, state or local governments could limit or prohibit disposal or processing of waste in our transfer stations or landfills or in third party landfills used by us.

In 1996, the New York City Council enacted Local Law 42, which prohibits the collection, disposal or transfer of commercial and industrial waste without a license issued by the New York City Business Integrity Commission, formerly known as the Trade Waste Commission (the “Business Integrity Commission”), and requires Business Integrity Commission approval of all acquisitions or other business combinations in New York City proposed by all licensees.  The need for review by the Business Integrity Commission could delay our consummation of acquisitions in New York City, which could limit our ability to expand our business in this region.

From time to time, provincial, state or local authorities consider and sometimes enact laws or regulations imposing fees or other charges on waste disposed of at landfills.  For example the province of Quebec and Manitoba introduced a disposal levy payable to the province for all solid waste disposed of at a landfill.  Accordingly, these levies may discourage the delivery and disposal of solid waste at landfills we operate in these provinces.  While we have been successful in passing these additional levies along to our customers, if additional fees are imposed in these or other jurisdictions in which we operate, and we are not able to pass the fees through to our customers, our operating results would be negatively affected.

We must comply with the requirements of federal, provincial, and state legislation related to worker health and safety.  These requirements can be onerous and require the employer to provide a safe workplace and require that any person that directs (or has the authority to direct) how another person does work or performs a task must take reasonable steps to prevent bodily harm to any person arising from that work or task.  Our compliance with these regulatory requirements is costly.  We may be required to enhance, supplement or replace equipment and or facilities.  If we are unable to comply with these regulatory requirements, we could be required to close certain facilities.  Failure to comply with these requirements may result in criminal or quasi-criminal proceedings and related penalties.

The operational and financial effects discussed above associated with compliance with the laws and regulations and changes thereto to which we are subject, could require us to make significant expenditures or otherwise affect the way we operate our business, and could affect our financial condition and results of operations.

Environmental regulation and litigation

We may be subject to legal action relating to compliance with environmental laws, and to civil claims from parties alleging some harm as a consequence of migrating contamination, odours, and other releases to the environment or other environmental matters (including the acts or omissions of its predecessors) for which the business may be responsible.  We may also be subject to court challenges of our operating permits.

Solid waste management companies are often subject to close scrutiny by federal, provincial, state, and local regulators, as well as private citizens, and may be subject to judicial and administrative proceedings, including proceedings relating to their compliance with environmental and local land use laws.

In general, environmental laws authorize federal, provincial, state or local environmental regulatory agencies and attorneys general (and in some cases, private citizens) to bring administrative or judicial actions for violations of environmental laws or to revoke or deny the renewal of a permit.  Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation, and injunctive relief. Under certain circumstances, citizens are also authorized to file lawsuits to compel compliance with environmental laws, regulations or permits under which we operate.  Surrounding landowners or community groups may also assert claims alleging environmental damage, personal injury or property damage in connection with our operations.

From time to time, we have received, and may in the ordinary course of business in the future receive, citations or notices from governmental authorities alleging that our operations are not in compliance with our permits or certain applicable environmental or land use laws or regulations.  We will generally seek to work with the relevant authorities and citizens and citizen groups to resolve the issues raised by these citations or notices.  However, we may not always be successful in resolving these types of issues without resorting to litigation or other formal proceedings.  Any adverse outcome in these proceedings, whether formal or informal, could result in negative publicity, reduce the demand for our services, and negatively impact results from operations.  A significant judgment against us, the loss of a significant permit or license or the imposition of a significant fine could also affect our financial condition and results of operations.

Our future compliance with landfill gas management requirements under the U.S. Clean Air Act of 1970, as amended, and provincial gas management legislation in Canada, may require installation of costly equipment, as well as incurring additional operating and maintenance costs.

Environmental contamination

We may have liability for environmental contamination associated with our current and former facilities as well as third party facilities. We may also be susceptible to negative publicity if we are identified as the source of potential environmental contamination.

We could be liable to federal, provincial or state governments or other parties if hazardous (or other regulated or potentially harmful) substances contaminate or have contaminated our properties, including soil or water under our properties, or if such substances from our properties contaminate or have contaminated the properties of others.  We could be liable for this type of contamination even if the contamination did not result from these activities or occurred before we owned or operated the properties.  We could also be liable for such contamination at properties to which we transported such substances or arranged to have hazardous substances transported, treated or disposed.  Certain environmental laws impose joint and several and strict liability in connection with environmental contamination, which means that the we could have to pay all recoverable damages, even if we did not cause or permit the event, circumstance or condition giving rise to the damages.  Moreover, many substances are defined as “hazardous” under various environmental laws and their presence, even in minute amounts, can result in substantial liability.  While we may seek contribution for these expenses from others, we may not be able to identify who the other responsible parties are and we may not be able to compel them to contribute to these expenses or they may be insolvent or unable to afford contribution.  If we incur liability and if we cannot identify other parties whom we can compel to contribute to our expenses and who are financially able to do so, our financial condition and results of operations may be impacted.

In addition, we have previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, hazardous substances, including petroleum products, at their facilities.  These businesses may have released substances into the soil or groundwater.  They may also have transported or disposed of substances or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into soil or groundwater.  Depending on the nature and business of these acquisitions, and other factors, we could be liable for the cost of cleaning up any contamination, and other damages, for which the acquired businesses are liable.  Any indemnities or warranties we obtained or obtain in connection with the purchases of these businesses may not suffice to cover these liabilities, due to limited scope, amount or duration, the financial limitations of the party who gave or gives the indemnity or warranty or other reasons.  Moreover, available insurance does not cover liabilities associated with some environmental issues that may have existed prior to attachment of coverage.

We could be subject to legal actions brought by governmental or private parties in connection with environmental contamination or discharges.  Any substantial liabilities associated with environmental contamination, whether to federal, provincial or state environmental authorities or other parties, could affect our financial condition and results of operations.

The currently inactive Tantalo landfill, which is located on the Seneca Meadows landfill, has been identified by the State of New York as an “Inactive Hazardous Waste Disposal Site”.  In the second quarter of 2009, the Department of Environmental Conservation reclassified the site to one which no longer presents a significant threat to public health or the environment.   The reclassification is the result of recently completed remedial construction activities.

Climate Change Risk

We believe we are exposed to regulatory risks related to climate change because we operate in one of the most heavily regulated industries in North America.  The addition of increased regulations for the management of Green House Gases (“GHG”), particularly methane as a component of landfill gas, has been anticipated in the U.S. and in Canada.  We believe we are well positioned to manage these changes without severe impact to our operations.  The management of landfill gas generated at our landfills has been an integral part of our operations for many years and the associated costs required to manage this gas is contemplated in the development of our landfill asset amortization rates and asset retirement obligations.

We expect and encourage further strengthening of regulations related to our industry and we are committed to ensuring our operations meet and, where possible, exceed those requirements.  While meeting an ever-increasing regulatory regime can be costly, we proactively undertake initiatives to manage our GHG obligations to minimize those costs in an environmentally conscious manner.

We have taken action to manage regulatory risks and as one of North America’s largest environmental services companies, we have extensive experience and resources needed to operate in a highly regulated industry with strict legislation.  In addition to meeting and exceeding regulatory expectations for many years, we work constantly to identify best management practices that promote environmental sustainability.

We regularly review regulatory risks by qualified internal and external personnel at the local, regional and national levels.  This means that in all of our communities learning about new and improved methods of managing our services occurs by engaging with regulators and with industry experts to ensure we are always at the forefront of environmental excellence.

We are also exposed to physical risks.  Our operations provide service to various Canadian and U.S. markets and we operate landfills, transfer stations, MRFs and three landfill gas to energy facilities.  In addition, several of our landfills include facilities for the collection and thermal destruction of methane and it is management’s future intention to implement landfill gas recovery systems for other landfills it operates.  Some of these markets are located in geographic areas with altitudes close to sea level, but the majority are located either remote from or at sufficient altitudes as to not be affected by sea level change.

We are prepared for and have historically taken steps to minimize the potential impact of extreme events, such as weather, to our operations.  We are also dependent on suppliers of various resources such as waste collection vehicles, fuel and other consumables.  Any extreme disruption in the supply of such resources could impede our ability to operate efficiently.

We continually review our physical risks as part of regular management operating reviews and, as issues are raised, we adapt our operating processes to minimize potential impacts from these risks.

We are also aware of consumer attitudes and demands, and changes thereto, as the public becomes ever increasingly aware of, and educated about, environmental issues.  We believe that consumers prefer to work with companies that are environmentally astute, provide environmentally sound services and encourage environmental well-being.  We encourage these attitudes and beliefs and, as an industry leader, we are well-positioned to assist our customers in realizing beneficial actions and in adjusting to changes in regulation or service that may result from climate change initiatives.  We are committed to identifying and offering services that can mutually benefit our customers while also addressing their climate change issues.  We regularly review our operations and policies to incorporate innovation and strategic management plans to reduce greenhouse gas emissions while remaining committed to provide competitive customer service and having continued respect for regulations and environmental stewardship.

Financial Information Controls and Procedures

The Vice Chairman and Chief Executive Officer and the Vice President and Chief Financial Officer of the Company, together with various levels of management, have evaluated the design and operating effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting at December 31, 2012.  Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.  The Vice Chairman and Chief Executive Officer and the Vice President and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure significant information relating to the Company is disclosed in accordance with various regulatory requirements.  In addition, the Vice Chairman and Chief Executive Officer and Vice President and Chief Financial Officer concluded that the Company’s internal control over financial reporting was adequate and effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, excluding certain permitted assets and operations acquired in the year as outlined in Management’s Report on Internal Control Over Financial Reporting.

For the year ended December 31, 2012, there have been no changes to the Company’s internal control over financial reporting that had, or are reasonably likely to have, a material effect on its internal controls over financial reporting.

Definitions

(A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the consolidated statement of operations and comprehensive income or loss.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, other expenses, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital assets, interest on long-term debt, loss on extinguishment of debt, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses — SG&A expense includes certain non-operating or non-recurring expenses.  These expenses include transaction costs related to acquisitions, fair value adjustments attributable to stock options, restricted share expense and payments made to senior executives on their departure.   These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses — restructuring expenses includes costs to integrate various operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs incurred in connection with our acquisition of WSI.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment — as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B).

Amortization — as a non-cash item amortization has no impact on the determination of free cash flow(B).

Net gain or loss on sale of capital assets — proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings.

Interest on long-term debt — interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss — as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

Net gain or loss on financial instruments — as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

Loss on extinguishment of debt — loss on extinguishment of debt is a function of our debt financing; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Other expenses — other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes — income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee — as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B).

Adjusted EBITDA should not be construed as a measure of income or of cash flows.  The reconciling items between adjusted EBITDA and net income or loss are detailed in the consolidated statement of operations and comprehensive income or loss beginning with operating income or loss before restructuring expenses, goodwill impairment, amortization and net gain or loss on sale of capital assets and ending with net income or loss and includes certain adjustments for expenses recorded to SG&A, which management views as not being indicative of continuing operations.  A reconciliation between operating income or loss and adjusted EBITDA is provided below.  Adjusted operating income and adjusted net income are also presented below.

	Year ended
	December 31
	2012	2011

Operating income (loss)	$237,711	$(88,391)
Transaction and related costs - SG&A	2,507	1,880
Fair value movements in stock options - SG&A	(110)	(6,808)
Restricted share expense - SG&A	2,034	2,107
Payments made to executives and senior management on departure - SG&A	3,991	9,928
Restructuring expenses and goodwill impairment	—	362,166
Adjusted operating income	246,133	280,882
Net gain on sale of capital assets	(592)	(3,412)
Amortization	274,118	257,066
Adjusted EBITDA	$519,659	$534,536

Net income (loss)	$94,357	$(196,136)
Transaction and related costs - SG&A	2,507	1,880
Fair value movements in stock options - SG&A	(110)	(6,808)
Restricted share expense - SG&A	2,034	2,107
Payments made to executives and senior management on departure - SG&A	3,991	9,928
Restructuring expenses and goodwill impairment	—	362,166
Net loss (gain) on financial instruments	1,725	(4,984)
Loss on extinguishment of debt	16,924	—
Other expenses	105	872
Net income tax expense or (recovery)	(8,346)	(34,022)
Adjusted net income	$113,187	$135,003

(B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies.  The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this document have the meaning set out in this note.